Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322
July 31, 2006
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Morgan Youngwood and Adam Halper

Re:	Response to Comments on Airbee Wireless, Inc. Form 10-KSB for the year ended December 31, 2005 Form 10-QSB for the quarters ended Sept. 30, 2005 & March 31, 2006 File No. 0-50918
Dear Messrs. Youngwood: and Halper:
Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated June 29, 2006. Staff’s comments from its letter are shown below in bold type followed immediately by our responses. As noted below, the appropriate responses have also been addressed within the Company’s Form 10-KSB/A Annual Report for the year ended December 31, 2005 and its Form 10-QSB/A for the quarter ended March 31, 2006. References to the location of the responses within the annual report have also been included, where appropriate.
Form 10-KSB for the year ended December 31, 2005
Forward Looking Statement, page 3
1.	Please revise to clarify what is meant by “including the potential growth of Advanced Technologies.” It appears Advanced Technologies may be a business entity not otherwise discussed in your Form 10-KSB.
     The reference to “Advanced Technologies” was not intended to refer to a business entity but merely the continual progress of inventing new technologies. The language has been deleted in our Form 10-KSB/A.
Description of Business, page 3
2.	Please revise your business disclosure to clarify the current status of your business operations, proprietary technology, and products. Your current

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description of your business is very general and does not provide a potential investor with a clear sense of your business, including your day-to-day operations, such as your sales and marketing activities. See Item 101 of Regulation S-B. Further we note that the current disclosure in this section appears to depend on technical jargon and an intermediate knowledge of certain technology related to your business products. Please revise for example to:
•	Provide a more streamlined discussion of the workings of your mesh and mobile mesh technology, by integrating or eliminating discussion of ancillary terms such [sic] unstable routes or hidden nodes or describe why these terms are critical;

•	Address the relevance of battery life and range of ZigBee complaint products given the fact you produce only software by which to communicate; and

•	Clarify the current functionality and uses of your additional software products such as Airbee-ZAgent, or the basic terms that describe their functionality such as “protocol stack suite” as discussed in your section on Airbee-ZStack.
Finally, if you maintain material agreements with customers, suppliers or distributors, describe the significant terms of the arrangements and advise whether they have been filed as exhibits pursuant to Item 601(b)(10) of Regulation S-B.
     The discussion on pages 3-10 of the amended annual report has been revised. A redline version will be provided. The material agreements with our current customers are filed as exhibits to the amended annual report.
Related Stockholder Matter, page 15
3.	Please revise your discussion in the last paragraph of this section to clearly disclose the relationship between the Escrow Agent and Montgomery Equity Partners Ltd. Consider discussing, for example, the relationship disclosed in Section 10 of the Insider Pledge and Escrow Agreement.
     The discussion on page 16 of the amended annual report has been revised. It now reads as follows (new text is underlined):
On December 29, 2005, in connection with the Convertible Debenture with Montgomery Equity Partners, Ltd. (“Montgomery”) executed that day, the Company placed 13,586,956 shares of common stock with the escrow agent appointed by the Company and Montgomery to hold the pledged shares pursuant to the Securities Purchase Agreement and Escrow Agreement of even date. The escrow agent, who is Montgomery’s general counsel, a partner of Montgomery’s general partner and Montgomery’s attorney for this transaction, is not entitled to exercise any voting rights in

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connection with these shares and may not sell or otherwise transfer title to them until such time as they are converted or returned to the Company. Absent any such event causing conversion of these pledged shares, no beneficial ownership exists and while these shares are issued they are not considered to be outstanding and are not counted in common stock outstanding reported in this Form 10-KSB and the financial statements contained therein.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20
4.	Please revise your discussion of the terminated SEDA with Cornell Capital Partners L.P. and the Promissory Note with Montgomery Equity Partners to disclose the relationship between Montgomery Equity Partners and Cornell Capital Partners. Explain why the various Pledge Agreements are executed in favor of Cornell Capital and not Montgomery Equity Partners.
     The introductory paragraphs of the two Pledge Agreements and one Security Agreement cite Cornell Capital Partners LP as a party to each agreement in error. Each document was signed by Montgomery and the notice provisions contained therein list Montgomery, not Cornell. All other documents pertaining to the Secured Convertible Debenture on December 29, 2005 named Montgomery. Amendments correcting each document are filed as exhibits to the revised Form 10-KSB/A filed in connection with this response.
     The discussion on page 19 of the amended annual report regarding the terminated SEDA with Cornell and the Promissory Note with Montgomery has been revised to note that Cornell and Montgomery have the same general partner.
5.	We note the discussion of the 2,000,000 warrants issued to Montgomery Equity Partners discussed in this section and discussed in Section 4(g)(iii) of your Securities Purchase Agreement. However, it appears the warrant filed as Exhibit 5 to your Form 8-K filed January 5, 2006 is for only 1,000,000 shares. Please advise the location of the second and third warrants as filed with the Commission. Please also revise to briefly address that the warrants are subject to exercise price adjustment upon the occurrence of certain events and permit a cashless exercise.
     We have amended our 8-K filing of January 5, 2006 to include these additional warrants. The following language has been added to the discussion on page 20 of the amended annual report: “The warrants provide for a cashless exercise and adjustment of their exercise price and number of shares upon the occurrence of certain events.”
6.	Please revise your discussion of the Secured Convertible Debenture to discuss such material provisions as “Right of Redemption,’ “Redemption Premium,”

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“Monthly Payments: and fees paid to Yorkville Advisors Management LLC as discussed in section (g) of your Securities Purchase Agreement or advise why you have determined not to describe these provisions.
     The requested revisions have been made on pages 19-20 of the amended annual report. The new language added to the discussion is as follows:
“The secured convertible debenture contains a right of redemption allowing the Company to redeem all or part of the amounts outstanding provided the closing bid price of the Company’s stock is less than the Fixed Price when the Redemption Notice is given. The Company is required to pay a 10% redemption premium equal to 10% of the principal amount plus accrued interest. As of July 17, 2006, the closing bid price of the Company’s stock has never been less than the Fixed Price so the Company has been unable to exercise this right of redemption. The Company is required to make monthly interest payments to Montgomery equal to one and one quarter percent (1.25%) of the outstanding balance of the secured convertible debenture. The Company is current with its interest payments to Montgomery as of July 17, 2006. The Company also paid commitment fee of 10% of the amount funded ($35,000) and a structuring fee of $10,000 to Yorkville Advisors Management, LLC, an affiliate of Montgomery. These fees were paid from the initial disbursement on December 29, 2005.”
7.	Please expand on your discussion (noting the security pledged in your Pledge and Escrow Agreements as well as your Security Agreements) to describe any material effects from your pledges of affiliate shares and the security interests granted on the listed items in Exhibit A of your Security Agreement. Consider, for example, any difficulties in raising funds with the pledges granted to Cornell/Montgomery Equity Partners. Please also discuss the effects that covenants in your financing with Montgomery Equity Partners may have on future fundraising activities. For example, discuss the effects of the “Negative Covenants” section of your Security Agreement and “Consent of Holder to Sell Capital Stock or Grant Security Interests” in your Convertible Secured Debenture.
     The following language has been added to this discussion on page 20 of the amended annual report:
“In connection with the Secured Convertible Debenture, the Company also executed a Security Agreement (as did that Company’s India subsidiary) and a Pledge and Escrow Agreement. Three affiliates of the Company also executed the Insider Pledge and Escrow Agreement. Under the Pledge and Escrow Agreement, the Company pledged 13,586,956 shares of its common stock and has transferred such shares to the Escrow Agent, who is the general counsel for Montgomery as well as a partner of Montgomery’s general partner. Under the Insider Pledge and Escrow Agreement, three affiliates of the Company pledged 1,732,500 shares of their common stock of the Company and transferred such shares to the same Escrow Agent. The Security Agreements give Montgomery a security interest in all goods; all inventory; all contract rights and general

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intangibles; all documents, warehouse receipts, instruments and chattel paper; all accounts and other receivables; all the Company’s rights under all present and future authorizations, permits, licenses and franchises issued or granted in connection with the operations of any of its facilities; and all products and proceeds from the foregoing property. The Security Agreements contain negative covenants which prohibit the Company (without Montgomery’s written consent) from making or incurring a lien or encumbrance against any of its property; amending its articles of incorporation, by-laws, becoming party to a merger or acquisition, purchasing the assets of another person, entity or firm, selling Company assets, or creating subsidiaries; materially changing the management of the Company; paying dividends; or changing its general business or business location. These security interests and restrictions limit the Company’s ability to raise additional capital. Montgomery also has a right of first refusal for any capital raise or other financing plan the Company may make with any third party.”
8.	Please advise as to the exemption Montgomery Equity Partners is relying on in selling pledged shares issued as part of the Montgomery note settlement agreement and the specific facts that make that exemption available. Please also revise to indicate the effect of liquidating shares pursuant to the September 28, 2005 Letter Agreement may have on your liquidity.
     Montgomery was the pledgee with recourse (as specified in the Pledge and Escrow Agreement dated April 20, 2005) of the 9.4 million shares of the Company’s common stock pledged by an affiliate of the Company to collateralize the Company’s obligation under the Promissory Note. The Company defaulted on the Promissory Note as set forth in a default letter from Montgomery to the Company on August 9, 2005. By virtue of two opinion letters from Gregg Jaclin, Esquire of Anslow & Jaclin (copies attached), Montgomery had the restriction removed from 531,194 shares on or about October 7, 2005 under Rule 144 and from 2.3 million shares on or about November 29, 2005 under Rule 144(k). Mr. Jaclin was retained by Montgomery. The Company has no current or prior relationship with Mr. Jaclin.
     The discussion on page 19 of the amended annual report has been revised as requested to discuss the effect liquidating these shares may have on our liquidity as indicated below.
On April 20, 2005, the Company executed a promissory note in the amount of $750,000 in favor of Montgomery Equity Partners, Ltd. (“Montgomery”). Pursuant to the terms of the promissory note, Montgomery disbursed the entire $750,000 to the Company on the date the note was executed and an additional $250,000 was to be disbursed after the Company’s common stock commenced trading on the Over-the-Counter Bulletin Board. The promissory note had a one-year term and accrued interest monthly at 24% per annum. The Company defaulted under the terms of the promissory note and reached a settlement with Montgomery where principal, accrued but unpaid interest and other fees and expenses — a total of $937,500 — would be paid through the liquidation of 9.4 million shares of Company stock that was pledged as security by an affiliate as part of the original loan agreement. As of December 31, 2005, Montgomery had sold 700,940 of the

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pledged shares. The net proceeds from these sales totaled $229,789 at an average net per-share price of $0.32783. The outstanding balance due Montgomery was reduced to $707,711. The Company anticipates that the continuing sales of the Pledged Shares by Montgomery may exert downward pressure on the share price of our stock during the period Montgomery liquidates these shares.
Financial Statements
Goodwill and Intangible Assets, page 44
9.	We note from your disclosures that you have capitalized $622,281 related to research and development expenses during the year ended December 31, 2005. We further note from your disclosures on page 38 of the filing that the costs incurred in creating products are charged to expense when incurred as research and development until technological feasibility is established upon completion of a working model, and thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Tell us how you considered the guidance of paragraph 5 and 6 of SFAS 86. Your response should describe each specific product in which costs are being capitalized, when technological feasibility was reached, and when the product was available to general release to customers.
     Paragraph 5 of SFAS 86 permits the capitalization of the costs of producing product masters incurred after technological feasibility has been established. Such costs include coding and testing performed after technological feasibility has been established. Paragraph 6 of SFAS 86 states that capitalization of computer software costs shall cease when the product is available for general release to customers.
     We demonstrated the technological feasibility of the media access control (“MAC”) layer of our software stack in August 2004 and issued a press release to this effect on August 10, 2004. We publicly demonstrated the MAC layer at the Wireless Connectivity Americas Conference in Santa Clara, California on November 9-10, 2004. We demonstrated the technological feasibility of the Network and Security layers of our ZigBee software in April 2005, with public demonstrations at trade shows and conferences in Japan and Oslo during June 2005. As of December 31, 2005, our software is not yet ready for general release to customers.
     The schedule below lists the itemized costs that were capitalized in accordance with the foregoing provisions of SFAS 86. The invoice date and purpose are included. As a result of this review, we are moving $61,455 from Capitalized R&D to Research and Development expense because these invoices were for work performed in March and April 2005 prior to our demonstration of technological feasibility. The bulk of the work performed after technological feasibility was established was documentation and testing which is required before there can be a general release of our software to customers.

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                    Please see the table below listing the dates technological feasibility was established and the costs being capitalized:
Schedule of Capitalized Research & Development Costs as of 12/31/05

Technological Feasibility Established for:
Airbee UltraLite	November 20, 2002
Media Assess Control
layer for ZNS stack	November 2004
Network & Security
layers for ZNS stack	April 2005

Date	Vendor	Work Performed	Amount

08/31/03	Airbee India	payroll for UltraLite development staff	$14,244	*
05/17/05	Richard Moran	parts for demonstration at June trade shows	182
05/31/05	MindTree	coding and documentation of ZNS stack	43,101
06/30/05	MindTree	coding and documentation of ZNS stack	60,758
07/21/05	TUV Rheinland	Certification testing of ZNS software	2,250
07/31/05	MindTree	coding and documentation of ZNS stack	73,605
08/10/05	Claudia Bak	parts for demonstration at Sept trade shows	154
08/14/05	Raj Sundaresan	parts for demonstration at Sept trade shows	24
08/30/05	FileTek	parts and labor for demonstration at Sept trade shows	2,170
08/31/05	MindTree	coding and documentation of ZNS stack	78,695
09/02/05	Richard Moran	parts for demonstration at Sept trade shows	132
09/06/05	TUV Rheinland	Certification testing of ZNS software	6,250
09/13/05	K9 Technologies	technical writing	967	*
09/13/05	Standard Chartered	ATMEL boards for testing	6,882	*
09/22/05	Guru.com	Editing of User Manual	460
09/30/05	FileTek	labor for demonstration at Sept trade shows	1,683
09/30/05	MindTree	coding and documentation of ZNS stack	78,290
09/30/05	TUV Rheinland	Certification testing of ZNS software	12,100
10/14/05	K9 Technologies	technical writing	1,044	*
10/17/05	Brij Datalink	documentation services	2,311	*
10/25/05	SoftBaugh	ZigBee demo boards for testing	2,582
10/25/05	RM Computer	board for testing	205	*
10/31/05	MindTree	coding and documentation of ZNS stack	80,440
11/02/05	TUV Rheinland	Certification testing of ZNS software	2,200
11/11/05	K9 Technologies	technical writing	208	*
11/26/05	Brij Datalink	documentation services	1,096	*
11/30/05	MindTree	coding and documentation of ZNS stack	62,526
12/31/05	MindTree	coding and documentation of ZNS stack	24,727
12/31/05	Brij Datalink	documentation services	1,541	*

		Total Capitalized R&D at 12/31/05	$560,826

* Transaction originally in Indian Rupees; converted to US$ @ 12/31/05 exchange rate of Rs 45.1950 = US$1
Note 5. Debt, page 47

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10.	We note that on April 26, 2005, you executed a promissory note for $750,000 to Montgomery Equity Partners, Ltd. and the entire amount was disbursed to the Company upon the date the note was executed. We further note from your disclosures that the promissory note is secured by substantially all the assets of the Company and by shares of common stock of an affiliate of the Company. Reconcile your disclosures on page 37 of the filing that indicates by virtue of an unsigned settlement agreement the obligation has been repaid with shares of common stock from the affiliate to your Form 8-K filed on November 14, 2005 that indicates there is a signed settlement agreement with the lender. The settlement agreement dated September 28, 2005 indicates that in the event that the Montgomery Equity Partners is unable to recoup the entire payoff amount through sales of the pledge shares, Montgomery Equity Partners will be entitled to take any other appropriate action to recover any deficiency in the payoff amount. Thus, it does not appear as though the Company should be removing the entire amount of the liability until Montgomery Equity Partners has sold enough shares to recover their investment and the related interest expense. Indicate how you have accounted for the promissory note and the related interest in the financial statements as of December 31, 2005 and each of the quarters of 2005.
     Our Form 10-KSB is amended to correct the misstatement. The terms of the settlement agreement are clear. The Company agreed to pay $937,500 to settle the $750,000 note and accrued unpaid interest and an additional amount to cover interest accruing during the sell-off period. Note the language of the Settlement Agreement filed with our 8-K in October 2005: “The Company shall pay the Buyer a payoff amount equal to the sum of $937,500 (the “Payoff Amount”) as settlement of all amounts owed to the Buyer under the Promissory Note.” (Emphasis added.) The Settlement Agreement further provides that Montgomery may take any action necessary to recover any deficiency should liquidation of the Pledged Shares fail to recoup the entire Payoff Amount. The Company believed at the time and continues to believe that there are more than enough shares to cover the full settlement amount since 9,433,963 pledged shares were transferred to Montgomery to resolve this matter. As of December 31, 2005, Montgomery had sold 700,940 shares and realized net proceeds of $229,789, leaving an outstanding balance of the Payoff Amount of $707,711. As of June 30, 2006, Montgomery had sold an additional 840,254 shares and realized an additional $226,509 of net proceeds. The outstanding balance of the Payoff Amount at June 30, 2006 was $481,202. Since it started liquidating the Pledged Shares, Montgomery has reduced the Payoff Amount by 48.67% while selling only 16.34% of the pledged shares.
     In determining whether and how to disclose the Company’s contingent liability for any deficiency under the Settlement Agreement, the Company is guided by Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” Under this Statement, the Company is required to assess the likelihood that a future event or events will confirm the loss or impairment of an asset or incurrence of a liability. If it is probable the event will occur and the amount can be reasonably estimated, the loss

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contingency must be accrued. If there is a reasonable possibility the event will occur, the loss contingency must be disclosed with an estimated range or an explanation that an estimate cannot be made. This Statement further provides that certain loss contingencies, such as guarantees, should be disclosed in financial statements even though the possibility of loss may be remote.
     In view of Montgomery’s success in liquidating the Pledged Shares and reducing the outstanding balance of the Payoff Amount to date, the Company believes there is only a remote possibility that it may be called on to pay any deficiency existing after all the Pledged Shares have been liquidated. However, since the obligation to pay any deficiency is in the nature of a guarantee, the Company has revised its discussion of the Montgomery note payable and Settlement Agreement to disclose this contingent liability that is less than $481, 202 as of June 30, 2006 and is likely to be significantly less as Montgomery still has 7,892,769 Pledged Shares available to liquidate.
     The Company accounted for the Montgomery Note Payable during 2005 as follows: With the execution of the Promissory Note on April 20, 2005, the Company recognized a current liability for $750,000. Interest was prepaid through the end of the second quarter of 2005 and was expensed accordingly on our June 30, 2005 Statement of Operations. The Company accrued interest throughout the third quarter but with the execution of the Settlement Agreement on September 28, 2005 the Company removed the note payable and $37,500 of accrued interest, recognized an additional $150,000 of interest expense and credited additional paid-in capital for the entire settlement amount of $937,500.
Note 8. Stockholders’ Equity, page 50
11.	We note your response to comment 1 of our letter dated March 23, 2006. Your response indicates that during the quarter ended December 31, 2005, you recorded additional compensation and professional fees expense in the amount of $139,815 using the Black-Scholes model. Tell how you previously recorded the 592,000 shares of common stock and warrants to purchase another 200,000 shares of common stock related to the $740,000 of one-time commitment under the Standby Equity Distribution Agreement with Cornell Capital Partners. Provide us with your analysis and tell us whether the warrants to purchase common stock should have been accounted for as a derivative instrument in your Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005. In this regard, we further note from the Registration Rights Agreement dated April 30, 2005 that you were required to pay liquidated damages. Provide us with your analysis. Refer to Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105. pfd, for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.

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     Please see Section 12.4(c) of the SEDA on commitment fees. Note there are two separate commitment fees paid by the Company to Cornell. The first was for 592,000 shares of restricted stock valued at $740,000 (hereinafter, the “Commitment Fee Shares”). The other was warrants to purchase 200,000 shares of common stock at an exercise price of $0.001 expiring two years from date (hereinafter, the “Warrant Commitment Fee Shares”). Another provision of Section 12.4(c) provided piggy-back registration rights for the Commitment Fee Shares and the Warrant Commitment Fee Shares. The shares were booked as a commitment fee expense on the date of the SEDA, crediting Capital Stock and APIC. The warrants did not enter into this calculation.
Under the guidance referenced in Staff’s comment, the Company should have accounted for the Commitment Fee Shares as a liability rather than as equity pursuant to EITF 00-19 since these shares were subject to a registration rights agreement containing a liquidated damages provision. However, with the termination of the SEDA and the registration rights agreement in October 2005, the Commitment Fee Shares reverted to equity. Therefore, the treatment of the Commitment Fee Shares appearing on the Company’s Form 10-KSB for December 31, 2005 is correct.
Under the guidance referenced in Staff’s comment, the Warrant Commitment Fee Shares should have been booked as a liability using the Black-Scholes option pricing model on the date they were issued However, with the termination of the SEDA and the registration rights agreement in October 2005, the Warrant Commitment Fee Shares reverted to equity since EITF 00-19 no longer applies. Therefore, the fair value of the Warrant Commitment Fee Shares ($139,815) has been recorded as a Warrants Liability on our December 31, 2005 balance sheet. It will remain there until it is either exercised or expires. The Black-Scholes option pricing model was used to establish fair value.
12.	We note your response to comment 6 of our letter dated March 23, 2006. Confirm that you are recording the Convertible Debenture at its fair value at each reporting period in accordance with paragraph 23 of SFAS 150. Describe the method used to determine fair value. Be advised that if the instrument is within the scope of SFAS 150, the instrument will not be subject to SFAS 133 or EITF 00-19 since it is reported at fair value. That is, the embedded conversion right should not be bifurcated. Refer to Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/acctdis 120105.pfd. In addition, your response indicates that you believe that there are sufficient authorized and unissued shares available to settle the outstanding convertible instruments that would be analyzed under EITF 00-19. Explain why you cite the lowest possible conversion price of $0.13 per share that would in effect limit the number of shares necessary to settle these instruments. That is, is the $0.13 per share included in the terms of the Debenture or is this conversion price the lowest quoted market price for your shares as of December 31. If the latter, your analysis must be revised as you must assume that it is possible the price can be infinitely lower (e.g., $0.00001). Further, this

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analysis would impact your warrants only as long as the Convertible Debentures are subject to SFAS 150.
     The Company believes the secured convertible debenture is subject to SFAS 150. Paragraph 12(a) of this Statement provides that “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based soley or predominantly on any one of the following: a. A fixed monetary amount known at inception . . .”
     The convertible debenture was recorded as a liability on our books at $350,000 (the amount of the $500,000 convertible debenture actually funded to date) as of December 29, 2005. It is shown on the December 31, 2005 balance sheet net of Discount of Debt in the amount of $350,000. We also calculated the number of our shares needed to satisfy the conversion feature at December 31, 2005 and valued the conversion feature using the Black-Scholes option pricing model at $659,962 and recorded the amount as a derivative liability, debiting $350,000 to Discount on Debt and $309, 962 to APIC. Further, we valued the two variable priced freestanding warrants issued with the secured convertible debenture using the Black-Scholes option pricing model and recorded a Derivative Liability of $379,080 on our December 31, 2005 balance sheet. We will recalculate the fair value of the conversion feature and the variably priced freestanding warrants and record the changes to income as of March 31, 2006 and subsequent balance sheet dates. As noted in our response to Comment 13, we have also valued the fixed warrant using the Black-Scholes option pricing model and recorded a liability of $139,815 on our books as of December 31, 2005. Because this is a fixed warrant, we will not re-value the fair value of this warrant at subsequent balance sheet dates until its expiration or exercise.
     In regard to the issue of having sufficient number of authorized but unissued shares to satisfy the conversion feature of the secured convertible debenture, the Company has revised its analysis to conclude that EITF 00-19 is controlling. As a result, the Company has done a fair value calculation of all the outstanding warrants and any other convertible instruments using the Black-Scholes option pricing model and reports a Warrants Liability on its December 31, 2005 balance sheet of $411,254. The Company has done the same calculation for its March 31, 2006 balance sheet, recording the change in fair value to income, and will continue to do so for subsequent balance sheet periods as long as the conversion feature of the convertible debenture remains in existence.
13.	We note your response to comment 7 of our letter dated March 23, 2006. Your response indicates that 500,000 of the warrants are not considered to be derivative instruments since they are convertible at a fixed conversion price. The analysis of instruments with a fixed conversion ration only applies to debt instruments in order to determine whether those instruments are conventional. Warrants normally are considered derivatives pursuant to

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paragraph 6 of SFAS 133. The next step would be to determine whether the warrants are within the scope of SFAS 133 (i.e., based on an analysis of paragraph 11). EITF 00-19 is used as a guide to evaluate whether the warrant would be classified in stockholders’ equity (i.e., paragraph 11(a)(2) of SFAS 133). If so, the warrants are classified as equity instruments and, if not, they are accounted for as debt instruments. Your response should address the Registration Rights Agreements [sic] dated December 29, 2005 that require payment of liquidated damages. Provide us with a complete analysis using EIFT 00-19 to determine whether all outstanding warrants should be classified as a liability or equity. Refer to Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/ acctdis120105.pfd, for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.
     Under the guidance cited in this comment, this warrant is a liability since the shares it covers are subject to a Registration Rights Agreement which contains a liquidated damages provision. This warrant has been valued using the Black-Scholes option pricing model and is recorded as a liability on our December 31, 2005 balance sheet.
14.	We note your response to comment 3 of our letter dated March 23, 2006. As previously requested, tell us how you comply with EITF Topic D-98 and ASR 268 for classifying the 592,000 shares of common stock issued as a one-time commitment under the Standby Equity Distribution Agreement with Cornell Capital Partners. In this regard, since a condition for selling shares of the company stock under the Distribution Agreement is the company obtaining an effective registration statement for the share of the Company’s stock, explain why these shares were not classified as temporary equity during the quarters ended June 30, 2005 and September 30, 2005.
     Please see our response to Comment 11 above. This issue has been rendered moot by the termination of the SEDA and the registration rights agreement in October 2005, and while the 592,000 shares should have been classified as temporary equity for the quarters ended June 30, 2005 and September 30, 2005, these shares were properly accounted for as permanent equity as of December 31, 2005 after the registration rights agreement was withdrawn.
Controls and Procedures, page 64
15.	Please revise to provide a materially complete discussion of the “certain internal control deficiencies that you consider to be reportable conditions and material weaknesses.” We note that such conditions consist of “inadequate communication and supervision” leading to the “untimely identification and resolution of certain accounting and disclosure matters.”

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     The discussion on page 64 of the amended annual report has been revised as follows:
     The Company has identified certain internal control deficiencies that we consider to be material weaknesses. These consist of (1) inadequate communication leading to the untimely filing of a current report with the Securities and Exchange Commission in January 2005 and (2) resolution of certain accounting matters. The accounting deficiencies have principally arisen in connection with the annual audit, most of which pertain to the Company’s transition from a private company to a public reporting company.
16.	Please describe the “certain process, control and approval practices that improved the prior weakness.” Please describe in specific detail the remediation methods undertaken to address your disclosure controls and procedures ineffectiveness. Please disclose the specific timing of the remediation efforts and discuss any material costs related to remediation. Please also discuss who first identified internal control (or disclosure control) deficiencies and when they were identified.
     The Company’s executive officers identified the deficiencies during the latter part of the first quarter on 2005. The Company hired a CPA as its controller in May 2005. The Company’s India subsidiary also hired a chartered accountant (equivalent to US CPA) who is also a certified corporate secretary as its finance manager. The controller was tasked with centralizing and formalizing the purchasing decisions, establishing and maintaining proper procedures for payment of accounts payable and other liabilities, setting credit and collection policies, and tracking the fixed assets of the Company, among other duties. Separation of duties was instituted so that the person authorizing the purchase of goods or services was not the person preparing or signing the check in payment for such goods or services. The Company’s disclosure controls issues relate not so much as when disclosure is required but more so as to the depth of disclosure needed. See, for example, Staff’s comments in items 2 (request for material agreements with customers, suppliers and distributors) and 5 (two additional warrants from the December 29, 2005 secured convertible debenture) of the June 29, 2006 letter, which are indicative of the issue. It is not a question whether appropriate disclosure has been made; it is more an issue as to the completeness of the disclosure. The controller and the interim chief financial officer are working together to keep each other appraised of items which may require disclosure and to see that the proper level of disclosure is made. Costs of the controller and the practices implemented thus far are approximately $100,000 per year, consisting mainly of the controller’s salary and the public reporting costs of additional disclosure.
17.	We note your statement that “[other than that mentioned above no change in the Company’s internal control over financial reporting occurred. . .”

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Please revise to clearly discuss what is meant by “that” and revise to state, if true, that there were changes in your internal control over financial reporting, since you discuss them above.
     The discussion on page 64 of the amended annual report has been revised as follows:
     Other than the addition of a controller, the chartered accountant and the new policies and practices discussed above, no change in the Company’s internal control over financial reporting occurred during the last fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
Form 10-QSB for the quarter ended March 31, 2006
General
18.	Please revise your Form 10-QSB in accordance with the comments on your Form 10-KSB discussed above.
     Our Form 10-QSB for the quarter ended March 31, 2006 has been revised to reflect all changes made to the Form 10-KSB pursuant to this comment letter.
Note 10 – Commitments and Contingencies
19.	Please advise if you completed or substantially completed repayment of the debt owed to MindTree as of the May 15th deadline or advise if any extension has been granted and the terms of that extension.
     The Company regularly informs MindTree of its progress in raising funds to repay this indebtedness. In response, MindTree has extended the deadline for repayment to October 31, 2006. A copy of the extension letter is attached as an exhibit to this response. We anticipate making another payment or payments to MindTree before the next deadline and if necessary will request another extension. To date, MindTree has refrained from issuing any default notice. The December 15, 2005 settlement letter and the July 18, 2006 extension agreement are attached as Exhibits 19A and 19B.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 33
20.	We note that at March 31, 2006, you had $15,845 in cash and cash equivalents. However, we note that you have substantial financial obligations as evidenced in part, by your disclosure, that you require $5 million to continue operations for 12 months. Further, we note that certain

14

obligations are shortly due, already are in arrears (such as accounts payable to MindTree) or are contractual obligations (see Contractual Obligations table) that you may not be able to avoid. Noting the covenants contained in your financing and the Security Pledge Agreements please revise to describe why you believe funds “will be available until adequate revenues are generated to cover operating and capital expenses.” Revise to disclose the specific obligations or planned expenditures that could be curtailed or provide greater detail on possible sources of funding.
     The discussion on page 28 of the amended quarterly report has been revised as follows:
     The Company’s current financing and related security agreements contain numerous covenants that restrict our ability to raise needed funds. It is possible that needed funds may not be available, in which case the Company may be forced to temporarily suspend operations. Our existing financing contains a right of first refusal for our lender. Numerous discussions with investment bankers throughout the country lead us to conclude that additional financing will be available.
     The Company expects to be able to satisfy its past-due accounts payable when additional financing is obtained and intends to negotiate lump-sum payment reductions with the larger vendors (MindTree excepted). The bulk of the Contractual Obligations in the table are employment contracts with current management. Given management’s commitment to the success of the Company, it is not anticipated these contracts will be an impediment. The long-term debt listed in the table is the secured convertible debenture, which the Company expects will be paid off or converted when substitute financing is arranged.
     If circumstances require, the Company will renegotiate employment contracts with management to defer (but not eliminate) its obligations under these contracts. It will also consider overhead reductions at its headquarters and at its India subsidiary. This would be as a last resort as (a) the Company is leanly staffed at the administrative level and (b) staff cuts in India would adversely impact our ability to complete product development, deliver product and provide support.
21.	We refer you to comment 6 of our letter dated March 23, 2006. Please advise why you have not disclosed the terms of the liquidated damages provisions in your Registration Rights Agreements or addressed the impact on your liquidity. Please supplementally disclose if your are [sic] currently in compliance with Items 3(a) and 7(ii) of your Securities Purchase Agreement and Item 2 of your Registration Rights Agreement or any other provisions of your financing arrangements. If you are not in compliance, please discuss the current ramifications to Airbee and advise as to the consideration of disclosing such non-compliance as of the quarter ended March 31, 2006.

15

     Montgomery and the Company have amended the Securities Purchase Agreement and the Investor Registration Rights Agreement to change the deadlines contained in the cited provisions. The Company now has until September 30, 2006 to be on the OTC Bulletin Board and has until August 31, 2006 to file a Form SB-2, which must be declared effective on or before November 30, 2006. These amendments are included as exhibits to the amended Form 10-KSB.
Unregistered Sales of Equity Securities and Use of Proceeds, page 43
22.	Please supplementally disclose the name of the accredited investor and describe in greater detail the assistance he provided in your capital raising activities.
     The accredited investor’s name is Marcus Perez. The disclosure on page 33 has been revised to read as follows (new text is underlined):
     On March 30, 2006, the Company issued 50,000 restricted shares to an accredited investor in return for his assistance in raising capital and providing short-term loans to the Company. The investor provided the Company with comments regarding the financial structure of the Company as such issues related to the Company’s equity securities and made limited introductions of the Company to potential accredited investors. His services were isolated services which were not solicited by the Company. The investor did not negotiate for the sale of any the Company’s securities; discuss details of the nature of the securities sold or whether recommendations were made concerning the sale of the securities; engage in due diligence activities; provide advice relating to the valuation of or the financial advisability of any investments in the Company; or handle any funds or securities on behalf of the Company. The value of these services and consideration for providing the short term loans was an aggregate of $11,500 at the time of issuance. The securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and contain the appropriate legends restricting their transferability absent registration or applicable exemption. The accredited investor received information concerning the Company and had the ability to ask questions about the Company.
23.	Please advise why you have not filed the agreements related to the various private placements that occurred during the quarter ended March 31, 2006.
     All restricted shares sold during the quarter ended March 31, 2006 were done through subscriptions for shares using the template as Exhibit 23A. All warrants issued during the quarter ended March 31, 2006 used the form of warrant attached as Exhibit 23B.
Form 10-Q for the quarter ended September 30, 2005
Note 12 – Commitments and Contingencies

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24.	We note your response to comment 2 of our letter dated March 23, 2006. Please provide a copy of the supply contract with PFK Electronics Pty Ltd. Please provide additional legal analysis with references to specific statute or case law (as opposed to general legal principles) that supports the legal conclusions in your response. Please also consider providing a discussion of any statute or interpretation in the jurisdiction where governing law is applied as to the applicability of Mr. Sommerfeld’s apparent authority as it applies to the PFK guarantee. In addition, please advise if you have consulted with outside counsel on the legal conclusions in your response.
     In response to this comment and comment 2 of your March 23, 2006 letter, we believe it is useful to state the facts in chronological order, which are:
1.	On May 2, 2005, the Company and Identity, Inc. (“Identity”), a Delaware corporation, signed an Agreement and Plan of Merger which formed Airbee Automotive Group, Inc., (“AAG”) a Delaware corporation and named Daniel R. Nelson (“Nelson,” who was the sole shareholder of Identity) and Richard P. Sommerfeld, Jr. (“Sommerfeld”) as its initial officers. A copy of the Agreement and Plan of Merger was filed as an attachment to our Form 8-K dated May 5, 2005.

2.	On May 18, 2005 upon receiving the execution copy from PFK Electronics Pty Ltd. (“PFK”) a South Africa corporation, of the proposed Procurement and Distribution Agreement, Sommerfeld sent an email to the Company’s CEO, its COO and its controller summarizing his thoughts on this proposed contract before he executed it on behalf of AAG. A copy of this email is attached as Exhibit 24A. Note Sommerfeld’s item #4: “The trade payable to PFK is owed by AAG and guaranteed by Airbee Wireless, Inc. However, Airbee Wireless, Inc. is not a signatory to the agreement as guarantor and I have not brought that to their attention. As I see it, such a guarantee would not be enforceable if called upon and there is no consideration and no authorized signatory on behalf of Airbee Wireless.” (Emphasis added.)

3.	On May 19, 2005, AAG signed a contract with PFK Electronics Pty Ltd., (“PFK”) a South Africa corporation, to supply the automotive relay replacement system AAG required for its operations, the same system used by Identity, Inc. before the merger. A copy of the contract with PFK is attached as Exhibit 24B. While we have a copy of the main agreement signed by PFK and AAG, our copy does not include the surety annexure that was to be executed by the Company. We have made repeated requests (the last one as recently as July 12, 2006) but PFK has so far refused or has been unable to honor our requests. Please note that the annexures to the supply contract provided herewith are from the contract PFK signed and sent to AAG for execution on May 18, 2005.

4.	On August 23, 2005, the Company received a demand from Nelson and Identity to rescind the May 2005 merger. After brief negotiation, the Company agreed to the rescission and executed the Rescission Agreement on August 25, 2005. A copy of the Rescission Agreement was filed as an exhibit

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to our Form 8-K filing on August 31, 2005. The Rescission Agreement provided that “Any rights, entitlements or obligations which would naturally have belonged to Identity prior to the merger, will belong to Identity. For example, Identity will replace Airbee in relation to PFK and will be responsible for any sums owed that entity.”
5.	On November 2, 2005, the Company received a fax from PFK addressed to the Chief Operating Officer of AAG, noting our August 31, 2005 Form 8-K and stating “We are prepared to consider co-operating with your purported course of action provided that you first tell us that it is your intention not to be bound by the agreement between us and that your intention is instead to be replaced by Identity.” A copy of this fax is attached as Exhibit 24C.

6.	In response to PFK’s request and to a draft Termination and Release Agreement it faxed to us a few days later, the Company instructed its attorney to draft a Termination and Release Agreement which we signed and sent to PFK on December 6, 2005. A copy of the Termination and Release Agreement is attached as Exhibit 24D. To date, PFK has not returned the signed Termination and Release Agreement.

7.	Throughout the fourth quarter of 2005, the Company received invoices addressed to AAG from PFK and its shipping agent for product allegedly ordered by and delivered to Identity after the Rescission Agreement was signed.

8.	On December 29, 2005, AAG received a Notice of Breach of Terms of Agreement from PFK dated November 22, 2005. A copy of this Notice is attached as Exhibit 24E.

9.	On January 4, 2006, AAG received a faxed Notice of Termination of Agreement, a copy of which is attached as Exhibit 24F.

10.	By letter dated January 5, 2006, the Company rejected PFK’s Notice of Termination and demanded it execute the Termination and Release Agreement as it previously indicated it would. A copy of this letter is attached as Exhibit 24G.

11.	On July 3, 2006, AAG received a statement of account from PFK by registered letter. A copy of the account statement is attached as Exhibit 24H. Please note that all of the transactions listed on this statement of account are prior to the effective date of AAG’s contract with PFK. See Section 1.7 of the PFK contract which defines the “effective date” as June 1, 2005. The last transaction listed on the statement of account is May 25, 2005.

12.	On July 6, 2006, the Company faxed to PFK a request for a complete statement of account and copies of all annexures to the contract. A copy of this fax is attached as Exhibit 24I.

13.	On July 12, 2006, the Company’s chief operating officer repeated our request via email to PFK’s managing partner. A copy of this email is attached as Exhibit 24J.

14.	As of the date of this response, PFK has failed to reply to either of these requests.

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     The issue surrounding this comment is the disclosure required by GAAP. In the Company’s Form 10-QSB for June 30, 2005, it is clear the Company should have applied FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The primary principle of FIN 45 is that guarantees are not contingencies and should not be governed by Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” Guarantees within the scope of FIN 45 must be recorded as a liability, regardless of the probability of occurrence. There are exceptions. For example, paragraph 7(g) of FIN 45 states, “The following types of guarantees are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements. . . . g. A parent’s guarantee of its subsidiary’s debt to a third party (whether the parent is a corporation or an individual).”
     Assuming arguendo that the Company did sign the surety annexure to the supply contract in May 2005 (and we continue to believe we did not), this was clearly a situation where the parent was to guarantee the debt of its subsidiary. The Company therefore was not subject to the initial recognition and initial measurement provisions of FIN 45 but merely had to provide the specific disclosures mandated by paragraph 13 of FIN 45. The disclosure the Company should have made in the Form 10-QSB for June 30, 2005 is as follows:
     On May 19, 2005, the Company’s wholly owned subsidiary, Airbee Automotive Group, Inc. (“AAG”), entered into a three year contract with PFK Electronics Pty Ltd, a South African corporation, to supply the automotive relay replacement system AAG required for its operations. AAG was the operating subsidiary created by the merger of Identity, Inc. and the Company on May 2, 2005. The contract purportedly contains a surety provision by which the Company agreed to pay AAG’s debts arising from goods purchased pursuant to this contract in the event AAG did not pay. As of June 30, 2005, the maximum amount the Company could be required to pay was approximately $258,000. Because this contract is the guarantee of the debt of a subsidiary to a third party, the Company is not required to book a carrying amount for this liability under FIN 45. The purported surety agreement contains no recourse provisions that would enable the Company to recover from third parties any amounts paid under the surety agreement.
     However, the Company amended its June 30, 2005 Form 10-Q after the rescission of its merger with Identity. In light of various provisions cited above, it is now apparent that this issue has moved from the realm of a guarantee under FIN 45 to a loss contingency under SFAS No. 5. The salient facts are: (1) the former merger parties intended Identity would assume Airbee’s place in the contract with PFK and “would be responsible for any sums owed that entity [PFK]; (2) the amounts purportedly owed by the Company to PFK pre-date the effective date of the PFK contract; (3) the Company denies liability under what it contends is an unenforceable unsigned surety agreement, (4) the creditor either cannot or will not provide evidence of the writing giving rise to the claimed indebtedness, and (5) the Company’s surety obligation (assuming one ever

19

existed in the first place) may have been discharged by operation of law through PFK’s acceptance of additional orders and payment from Identity or persons or entities acting on Identity’s behalf.
     In the absence of any legal proceedings instituted by PFK to enforce its claim, the Company should be allowed to rely on SFAS No. 5, “Accounting for Contingencies” which requires the Company to accrue a loss contingency by a charge to income if (1) it is probable that an asset has been impaired or a liability incurred and (2) the amount of loss can be reasonably estimated. If the two conditions above are not met but it is reasonably possible that a loss may have been incurred, the loss contingency must be disclosed indicating the nature of the loss contingency along with its estimated range or a statement that an estimate cannot be made. Loss contingencies that are only remotely possible need not be disclosed.
     In the Company’s analysis, this loss contingency is at best only reasonably possible given the uncertainties of the situation. The contingent liability cannot become probable until such time as PFK and the Company reach a settlement or PFK’s claim is adjudicated by a court of competent jurisdiction. Nothing in the Company’s possession at present leads it to conclude it is probable that it will have to pay PFK for Identity’s debt. In view of the foregoing, the Company opts to repeat the disclosure as noted above. Please see our revised discussion on pages 59-60 of its amended annual report.
     The legal conclusions contained in our response to the March 23, 2006 comment letter were drafted by our controller who, in addition to being a CPA is also a non-practicing attorney. Our response was reviewed by our independent auditors and our SEC counsel before it was submitted in April 2006. In view of our proposed treatment of this issue in our amended Form 10-KSB for 2005, the amended Form 10-QSB for March 31, 2006 and in prospective Forms 10-QSB, we have opted not to engage legal counsel to research the governing law of the statute of frauds and apparent authority issues requested in Staff’s comment.
     We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.
Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer

Enclosures

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Exhibit 19A
Telephone: +1 (301) 517-1863
Fax: +1 (301) 517-1861
rsundaresan@airbeemail.com
December 15, 2005
S. Janakiraman, President
MindTree Consulting Pvt. Ltd.
Global Village, RVCE Post
Mysore Road
Bangalore 560 069
India
Dear Mr. Janakiraman,
I refer to the Time and Materials Contract between our respective companies dated March 30, 2005 (the “T&M Contract”) and your discussions with V.V. Sundaram of our India subsidiary. As of the date of this letter, Airbee Wireless, Inc. (“Airbee”) owes MindTree Consulting Pvt. Ltd. (“MindTree”) approximately US$ 574,051 (the “Debt”) for work MindTree has completed pursuant to the T&M Contract. We acknowledge this debt and reaffirm our intention of honoring our obligation to MindTree, which will be paid as follows.
Airbee will pay MindTree at least US$200,000 on or before December 23, 2005 and it will continue to pay MindTree at least US$100,000 on or before the last business day of each succeeding month beginning on January 31, 2006 until the Debt (including any additional billings after the date of this letter) is fully paid. To secure Airbee’s performance, MindTree will not grant Airbee access to any software code generated by MindTree pursuant to the T&M Contract (the “Intellectual Property” or “IP”) until the first payment stated above is credited to MindTree’s bank account.
In the event Airbee defaults in making any payment when due, and such default is not cured within five (5) U.S. business days after receipt of notice of default. MindTree shall be entitled to co-own the Intellectual Property it has developed for Airbee under the T&M Contract. Such ownership shall be deemed an independent ownership providing MindTree the full rights to take such further steps regarding the Intellectual Property as it deems fit without any further approvals from Airbee.
Should Airbee make good its dues in full to MindTree at any time before 30th April 06 the full ownership shall revert to Airbee. If Airbee realizes any revenue from the IP during the period MindTree is a co-owner of the IP, MindTree shall be entitled to 50% of such revenues. Airbee will provide a copy of such licensing agreements, if any, to MindTree upon their execution, and any royalties due MindTree thereunder shall be paid to MindTree within seven (7) days of receipt by Airbee.
Corporate Office: 9400 Key West Ave., Suite 100, Maryland 20850, USA
www.airbeewireless.com

S. Janakiraman, President
December 15, 2005

Airbee acknowledges that Airbee and MindTree have reached this understanding after mutual discussions and Airbee accepts this understanding willingly and with full knowledge of the implications of this understanding. This letter overrides the statements related to Intellectual Property in section 9 of the current Agreement between Airbee and MindTree dated 30th March 2005 and related Statements of Work.
Thank you for your assistance in reaching this accommodation. Kindly indicate your agreement with these terms by dating and signing in the places indicated below and faxing the signed letter agreement to me at 301-517-1861.
Sincerely,
Sundaresan Raja
Chief Executive Officer
NOTED AND AGREED THIS 16th DAY OF DECEMBER, 2005:

/s/ S. Janakiraman S. Janakiraman
President & CEO, R&D Services
MindTree Consulting Pvt. Ltd.
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Exhibit 19B

S. Janakiraman,	July 18, 2006
President
MindTree Consulting Pvt. Ltd.
42, 27th Cross Banashankari 2nd Stage
Bangalore 560 070
India
Dear Mr. Janakiraman,
I refer to the December 2005 letter agreement between our companies laying out the terms and conditions by which Airbee would pay MindTree the balance due within a fixed time frame. We acknowledge that we have been unable to meet the schedule of payments but reaffirm our intention to pay this indebtedness. We have informed you on an on-going basis of the status of our efforts to raise the necessary funds to retire the Debt and you have graciously extended the deadlines and refrained from issuing any notices of default, for which we are grateful.
As you know, Airbee is a public company pursuant to U.S. securities law. We have made reference to the December 2005 agreement in past filings and have now been asked to confirm the extension of time and any new terms. While you and I have stayed in contact informally, my sense is that our regulators will require a more formalized arrangement.
This letter, when signed by you, will indicate MindTree’s extension of the deadline for Airbee’s payment of the outstanding balance of $400,091.08 until October 30, 2006. Airbee will continue to use its best efforts to raise the needed funds as soon as possible, it being our sincere hope and desire to retire this debt at the earliest possible date. All other terms mentioned in the letter dated 15 December 2005 shall continue. Kindly indicate your agreement with these terms by dating and signing in the places indicated below and faxing the signed letter agreement to me at 301-517-1861.
Sincerely,
Sundaresan Raja
Chief Executive Officer
NOTED AND AGREED THIS 26th DAY OF JULY, 2006:
/s/ S. Janakiraman
S. Janakiraman
President & CEO, R&D Services
MindTree Consulting Pvt. Ltd.

Exhibit 23A
SUBSCRIPTION AGREEMENT
Name of Subscriber:
Address:
Telephone:
Fax:
Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850
ATTN: Secretary
Ladies and Gentlemen:
     1. Receipt of Company Information. I hereby acknowledge receipt of information about the company and access to the company SEC Form 10 filing dated February 4, 2005 as well as subsequent filings of Forms 10KSB as amended, Form 10QSB as amended and Form 8K as amended in connection with the offer of common stock, par value $0.00004 per share (the “Common Stock”), of Airbee Wireless, Inc. (the “Company”). I further acknowledge that I have reviewed such information.
     2. Subscription and Payment. Upon the terms of this Stock Purchase and Subscription Agreement, I hereby subscribe for and agree to purchase ______ shares of the Company’s Common Stock at a per share price of $______. I have enclosed with this Subscription Agreement payment in full in the amount of $______ for the shares in the form of a check, or evidence of a completed wire transfer to the Company’s bank account. In addition, I will receive ______ warrants at a strike price of $______exercisable for ______ months from date of issue.
     3. Irrevocable: Acceptance or Rejection of Subscription. This subscription is irrevocable and may not be withdrawn. The subscription may be accepted or rejected for any reason, in the Company’s sole discretion. I will be notified within five days whether my subscription is accepted or rejected, or if further information is needed. If my subscription is rejected, this Subscription Agreement and the enclosed check or wired funds will be returned promptly to me, without interest or deductions, and neither I nor the Company will have any obligations under this Subscription Agreement. If my subscription is accepted, this Subscription Agreement will become a binding contract between me and the Company, and the Company will issue to me a certificate evidencing my ownership of the shares of Common Stock being purchased by me.
     4. Investment Representations. To induce the Company to sell shares of its Common Stock to me, and with the understanding that it is relying on the following representations and warranties, I hereby make the following representations and warranties to the Company:
               a. Resident. I am a resident of ______.
               b. Common Stock Not Registered Under Securities Laws. I understand that the offer is being made pursuant to an exemption from registration with the Securities and Exchange

Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), for limited and non-public offerings, and pursuant to similar exemptions under certain state securities laws. Consequently, the Business Plan from the Company and terms of the offer have not been subject to review or comment by the SEC, the securities administrator of any state, or any other regulatory authority.
          c. Common Stock Acquired for Own Account. I am acquiring shares of the Company’s Common Stock for my own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.
          d. Restrictions on Transfer of Common Stock. I will not make any resales or other dispositions of the shares by means of any “general solicitation” or “general advertisement.” I understand that I will not be able to transfer or make any other disposition of the shares unless such transfer or disposition is registered or qualified under all applicable federal or state securities laws, or unless I have first delivered to the Company written opinion of qualified counsel, satisfactory to the Company, that such registration or qualification is not required. I understand that the certificate representing my Common Stock will bear a legend evidencing the restrictions on transfer described herein.
          e. Access to Information. I have carefully reviewed the Business Plan. Any and all additional information requested by me has been made available to me by the Company, and I have had an opportunity to question and receive satisfactory answers from the officers of the Company in connection with my proposed purchase of Common Stock.
          f. Experience: Ability to Risk Loss. I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of this investment. I understand that an investment in the Common Stock involves high risk. I am capable of bearing all of the economic risks and burdens of this investment, including the possible loss of all capital contributed by me. I have no need for liquidity in this investment. I have carefully reviewed the disclosures concerning the Company and have made detailed inquiries concerning the Company, its business and its personnel; the officers of the Company have made available to me any and all written information that I have requested and have answered to my satisfaction all inquiries made by me; and I have adequate net worth and means of providing for my current needs and contingencies to sustain a complete loss of my investment in the Company; my overall commitment to investments that are not readily marketable is not disproportionate to my net worth and my investment in the shares of Common Stock will not cause such overall commitment to become excessive.
          g. Accredited Investor. I am an Accredited Investor within the definition set forth in Rule 501(a) of the Securities Act, substantially as follows (check any and all that apply as to why subscriber is an Accredited Investor):
a.	Accredited investor. “Accredited investor” shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:
2

___	(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefits of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

___	(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

___	(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

___	(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

___	(5) Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

___	(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
3

___	(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Securities Act; and

___	(8) Any entity in which all of the equity investors are accredited investors.
     (Rule 501(a) of the Securities Act)
          h. No Assurances. The Company has not made any representation or other assurance to me concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by me as a result of an investment in the Common Stock.
          i. Capacity and Authority to Contract. The signatory hereto has full power and authority to execute, deliver and perform this Subscription Agreement. All corporate or other action necessary to authorize the execution, delivery and performance of this Subscription Agreement by the signatory hereto has been taken. This Subscription Agreement has been duly executed on behalf of the signatory hereto. I have full power and authority to enter into and to perform this Agreement in accordance with its terms. Any Purchaser that is a partnership or a corporation, represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company.
          j. Offshore Sales. If the undersigned is purchasing the Shares pursuant to Regulation S of the United States Securities and Exchange Commission for securities that are offered and sold outside the United States, the undersigned acknowledges that the Shares may not be sold in the United States, its territories or possessions, or to United States residents or to a United States person within the meaning of Regulation S (a “U.S. Person”) until the expiration of a one-year period commencing on the date of the closing of the purchase of the Shares acquired pursuant to this agreement or such other restricted period as shall be required pursuant to Regulation S as it may be in effect from time to time and, thereafter, only if the Shares are registered under the Act or an exemption from the registration requirements under the Act is available. The undersigned represents and warrants that he is not a resident of the United States nor otherwise deemed to be a U.S. Person.
     5. Market Standoff. Following the effective date of a registration statement of the Company filed under the Securities Act, for the duration specified by and to the extent requested by the Company and an underwriter of the Company’s equity securities, but in no event for a period to exceed 180 days, the subscriber shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase, or otherwise transfer or dispose of (other than to a donee who agrees to be similarly bound) the shares of Common Stock purchased by the subscriber at any time during such period except Common Stock (or other securities) included in such registration, provided however, that:
          (a) such agreement shall be applicable only to the first such registration statement of the Company that covers Common Stock (or other securities) to be sold on its behalf to the public in an underwritten offering; and
4

          (b) all officers and directors of the Company and all persons with registration rights with respect to the Company’s capital stock enter into similar agreements. This Subscription Agreement may be amended or assigned only in compliance with applicable securities laws.
     6. Miscellaneous. This Subscription Agreement may not be amended or assigned without the written agreement of both parties and compliance with applicable securities laws. This Subscription Agreement is governed by the laws of the State of Maryland.
     7. Wire Instructions. Any wires of funds to the Company should be made as follows:
Bank: Bank of America
ABA Number: 052001633
Account Number: 003934144165
Name in which the Stock Certificate is to be issued: __________________________.
     EXECUTED this ______ of ___, 2006.
Documents required to be enclosed with this Subscription Agreement:
- Check or evidence of wire transfer for full subscription amount
SIGNED:
Name:
                     [Print]
Date:
ACCEPTED:
AIRBEE WIRELESS, Inc.
By:
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Exhibit 23B
Date
AIRBEE WIRELESS, INC.
COMMON STOCK PURCHASE WARRANT
     In consideration of good and valuable consideration, the receipt of which is hereby acknowledged by AIRBEE WIRELESS, INC. (the “Company”), ______ (the “Holder”) is hereby granted the right to purchase at any time from the date hereof until 5:00 P.M., Eastern Standard time, on ______ (the “Expiration Date”), ______ fully paid and non-assessable shares of the Company’s Common Stock, par value $.0.00004 per share (the “Common Stock”).
     This Warrant is exercisable at the Exercise Price (as hereinafter defined) per share of Common Stock issuable hereunder, payable in cash or by certified or official bank check, or at Holder’s option by means of tendering this Warrant(s) Certificate to the Company. Upon surrender of this Warrant with the annexed Subscription Form duly executed, together with payment of the Exercise Price for the shares of Common Stock purchased, at the Company’s principal executive offices presently located at 9400 Key West Avenue, Rockville, Maryland 20850, the registered Holder of this Warrant shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased.
          1. Exercise of Warrant(s). The purchase rights represented by this Warrant are exercisable at the option of the holder hereof, in whole or in part (but not as to fractional shares of Common Stock), during the period in which this Warrant(s) may be exercised as set forth above. In the case of the purchase of less than all the shares of Common Stock purchasable under this Warrant(s), the Company shall cancel this Warrant(s) upon the surrender hereof and shall execute and deliver a new Warrant(s) of like tenor for the balance of the shares of Common Stock purchasable hereunder.
          2. Issuance of Stock Certificate. The issuance of certificates for shares of Common Stock upon the exercise of this Warrant(s) shall be made without charge to the holder hereof including, without limitation, any tax that may be payable in respect thereof, and such certificates shall (subject to the provisions of Section 3 hereof) be issued in the name of, or in such names as may be directed by, the holder hereof; provided, however, that the Company shall not be required to pay any income tax to which the holder hereof may be subject in connection with the issuance of this Warrant(s) or of shares of Common Stock upon the exercise of this Warrant(s); and provided further, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.
          3. Restrictions on Transfer.
     3.1 Restrictions on Transfer. The holder of this Warrant(s), by acceptance hereof, agrees that, absent an effective registration statement under the Securities Act of 1933, as amended (the “Act”), covering the disposition of the Warrant or Common Stock issued or issuable upon exercise hereof (the “Warrant Shares”), such holder will not sell or transfer any or all of such Warrant(s) or Warrant Shares, as the case may be, without first providing the Company with an opinion of counsel (which may be counsel for the Company) to the effect that such sale or transfer will be exempt from the registration and prospectus delivery requirements of the Act. Such holder consents to the Company making a notation on its records giving instructions to any transfer agent of the Warrant(s) or Warrant Shares in order to implement such restrictions on transferability.

          3.2 Transfer Restrictions Legend. Each certificate representing Warrant Shares, unless at the time of exercise such Warrant Shares are registered under the Act, shall bear a legend in substantially the following form on the face thereof:
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED OR RESOLD WITHOUT REGISTRATION UNDER THE ACT, UNLESS IN THE OPINION OF COUNSEL TO THE ISSUER AN EXEMPTION FROM REGISTRATION IS AVAILABLE.
     Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a distribution under a registration statement covering the securities represented thereby) shall also bear such legend unless, in the opinion of counsel to the Company, the securities represented thereby may be transferred as contemplated by such holder without violation of the registration requirements of the Act.
     4 Exercise Price and Redemption.
     4.1 Initial and Adjusted Exercise Price. The initial exercise price shall be $___ per share of Common Stock. The adjusted exercise price shall be the price that shall result from time to time from any and all adjustments of the initial exercise price in accordance with the provisions of Section 5 hereof. The Warrant(s) are redeemable by the Company for $0.15 per Warrant Share at any time upon 30 days prior written notice to the holder hereof, if, for a period of ten consecutive trading days, the average closing bid price of our Common Stock equals or exceeds $2.00 per share in the case of the Warrants(s).
     4.2 Exercise Price. The term “Exercise Price” herein shall mean the initial exercise price or the adjusted exercise price depending upon the context.
     5. Adjustments of Exercise Price and Number of Shares.
     5.1 Computation of Adjusted Exercise Price. Except as hereinafter provided, in case the Company shall at any time after the date hereof issue or sell any shares of Common Stock (other than the issuances or sales referred to in Section 5.5 hereof, the issuance or sale of any shares of Common Stock resulting from the exercise or conversion of any of the Company’s securities outstanding as of the date hereof or any other securities sold on the date hereof), including shares held in the Company’s treasury, for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares, or without consideration, then forthwith upon such issuance or sale the Exercise Price shall (until another such issuance or sale) be reduced to a price (calculated to the nearest full cent) determined by dividing (A) an amount equal to the sum of (X) the total number of shares of Common Stock outstanding (including shares deemed to be outstanding pursuant to subparagraph (e) below) immediately prior to such issuance or sale, multiplied by the Exercise Price in effect immediately prior to such issuance or sale, plus (Y) the aggregate of the amount of all consideration, if any, received by the Company upon such issuance or sale, by (B) the total number of shares of Common Stock outstanding (including shares deemed to be outstanding pursuant to subparagraph (e) below) immediately after such issuance or sale; provided, however, that in no event shall the Exercise Price be adjusted pursuant to this computation to an amount in excess of the Exercise Price in effect immediately prior to such computation, except in the case of a combination of outstanding shares of Common Stock provided for in Section 5.3 hereof.
     For the purposes of any adjustment to be made in accordance with this Section 5.1, the following provisions shall be applicable:
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     (a) In case of the issuance or sale of shares of Common Stock (or of other securities deemed hereunder to involve the issuance or sale of shares of Common Stock) for a consideration part or all of which shall be cash, the amount of the cash portion of the consideration therefore deemed to have been received by the Company shall be (i) the subscription price, if shares of Common Stock are offered by the Company for subscription, or (ii) the public offering price (after deducting there from any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services, but before deducting any other expenses incurred in connection therewith), if such securities are sold to underwriters or dealers for public offering without a subscription offering, or (iii) the net amount of cash actually received by the Company for such securities, in any other case.
     (b) In case of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company, and otherwise than on the exercise of options, rights or warrants or the conversion or exchange of convertible or exchangeable securities) of shares of Common Stock (or of other securities deemed hereunder to involve the issuance or sale of shares of Common Stock) for a consideration part or all of which shall be other than cash, the amount of the consideration therefore other than cash deemed to have been received by the Company shall be the value of such consideration as determined in good faith by the Board of Directors of the Company on the basis of a record of values of similar property or services.
     (c) Shares of Common Stock issuable by way of dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the day following the record date for the determination of stockholders entitled to receive such dividend or other distribution.
     (d) The reclassification of securities of the Company other than shares of Common Stock into securities including shares of Common Stock shall be deemed to involve the issuance of such shares of Common Stock for a consideration other than cash immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such shares, and the value of the consideration allocable to such shares of Common Stock shall be determined as provided in subsection (b) of this Section 5.1.
     (e) The number of shares of Common Stock at any one time outstanding shall be deemed to include the aggregate maximum number of shares issuable (subject to readjustment upon the actual issuance thereof) upon the exercise of options, rights or warrants and upon the conversion or exchange of convertible or exchangeable securities.
          5.2 Subdivision and Combination of Common . In case the Company shall at any time subdivide (by any stock split, stock dividend or otherwise) or combine (by any reverse stock split or otherwise) the outstanding shares of Common Stock, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.
     5.3 Adjustment in Number of Shares. Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 5, the aggregate number of shares of Common Stock issuable upon the exercise of this Warrant (and of all the Warrants) shall be obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock issuable upon exercise of this Warrant (and of all the Warrants) immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.
     5.4 Reclassification, Consolidation, Merger, etc. In case of any reclassification or change of
  3

the outstanding shares of Common Stock (other than a change from no par value to par value or vice versa or a change in par value, or as a result of a subdivision or combination), or in the case of any consolidation of the Company with, or merger of the Company with or into, another corporation (other than a consolidation or merger in which the Company is the surviving corporation and which does not result in any reclassification or change of the outstanding shares of Common Stock except a change as a result of a subdivision or combination of such shares or a change in par value as aforesaid), or in the case of a sale or conveyance to another corporation of the property of the Company substantially as an entirety, the holder of this Warrant shall thereafter (but only until the Expiration Date) have the right to purchase the kind and number of shares of stock and/or other securities or property receivable upon such reclassification, change, consolidation, merger, sale or conveyance in respect of the number of shares issuable under this Warrant immediately prior to the time of determination of stockholders of the Company entitled to receive such shares of stock and/or other securities or property, at a purchase price equal to the product of (x) the number of shares issuable under this Warrant immediately prior to such determination, times (y) the Exercise Price in effect immediately prior to such determination, as if such holder had exercised this Warrant immediately prior to such determination. The Company shall be obligated to retain and set aside, or otherwise make fair provision for exercise of the right of the holder hereof to receive, the shares of stock and/or other securities or property provided for in this Section 5.4.
     5.5 No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made:
     (a) Upon the issuance or sale of this Warrant(s) or of any Warrant Shares;
     (b) Upon the issuance or sale of shares of Common Stock upon the exercise of options, rights or warrants, or upon the conversion or exchange of convertible or exchangeable securities, in any case (i) where the purchase price was adjusted at the time of issuance of such options, rights or warrants, or convertible or exchangeable securities, as contemplated by Section 5.2 hereof or (ii) where such options, rights, warrants or convertible or exchangeable securities were outstanding prior to the date hereof;
     (c) Upon the issuance or sale of shares of Common Stock resulting from the exercise or conversion of any of the Company’s securities outstanding as of the date hereof or of any agreements or contract rights to purchase shares outstanding as of the date hereof; or
     (d) If the amount of said adjustment shall be less than one cent ($.01) per share, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment that, together with any adjustment so carried forward, shall amount to at least one 1 cent ($.01) per share.
     6. Exchange and Replacement of Warrant. This Warrant is exchangeable without expense, upon the surrender hereof by the registered holder at the principal executive office of the Company, for a new Warrant(s) or Warrants of like tenor and date representing in the aggregate the right to purchase the same number of shares as are purchasable hereunder in such denominations as shall be designated by the registered holder hereof at the time of such surrender.
     Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in case of loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to it, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant.
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     7. Elimination of Fractional Interests. The Company shall not be required upon the exercise of this Warrant to issue stock certificates representing fractions of shares of Common Stock, but shall instead pay in cash, in lieu of any fractional share of Common Stock to which such holder would be entitled if such fractional share were issuable, in an amount equal to the fair market value of a share of Common Stock as of the date of such exercise.
     8. Reservation of Shares. The Company shall at all times reserve and keep available out of its authorized shares of Common Stock, solely for the purpose of issuance upon the exercise of this Warrant, such number of shares of Common Stock as shall be issuable upon the exercise hereof. The Company covenants and agrees that, upon exercise of this Warrant and payment of the Exercise Price therefore, all shares of Common Stock issuable upon such exercise shall be duly and validly issued, fully paid and nonassessable.
     9. Notices to Holders. Nothing contained in this warrant shall be construed as conferring upon the holder hereof the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter/ or as having any rights whatsoever as a stockholder of the Company. If, however, at any time prior to the expiration of this warrant and prior to its exercise, any of the following events shall occur:
     (a) The Company shall take a record of the holders of its shares of Common Stock for the purpose of entitling them to receive a dividend or distribution in cash or otherwise;
     (b) The Company shall offer to the holders of its Common Stock any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any right to subscribe for or purchase the same;
     (c) A dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed to be voted upon by the stockholders of the Company; or
     (d) A merger or consolidation of the Company with or into any other company shall be proposed to be voted upon by the stockholders of the Company;
then, in any one or more of said events, the Company shall give written notice of such event to the holder of this warrant at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to such dividend, distribution, additional shares, convertible or exchangeable securities or subscription or purchase rights, or entitled to vote on such proposed dissolution, liquidation, winding up, sale, merger or consolidation. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to give such notice or any defect therein shall not affect the validity of any action taken in connection with the declaration or payment of any such dividend or distribution, or the issuance of any shares of capital stock or convertible or exchangeable securities or subscription or purchase rights, or any proposed dissolution, liquidation, winding up, sale, merger or consolidation.
     10. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly made when delivered, or mailed by registered or certified mail, return receipt requested:
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     (a) If to the registered holder of this Warrant, to the address of such holder as shown on the books of the Company; or
     (b) If to the Company, to the address set forth on the first page of this Warrant;
or at such other address as the registered holder or the Company may hereafter have advised the other.
     11. Successors. All the covenants, agreements, representations and warranties contained in this Warrant shall bind the parties hereto and their respective heirs, executors, administrators, distributees, successors and assigns.
     12. Headings. The Section headings in this Warrant have been inserted for purposes of convenience only and shall have no substantive effect.
     13. Law Governing. This Warrant is delivered in the State of Delaware and shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware regardless of the jurisdiction of creation or domicile of the Company or its successors or of the holder at any time hereof.
     WITNESS the signature of the duly authorized officer of the Company.

AIRBEE WIRELESS, INC.

By:
Name & Title
6

SUBSCRIPTION FORM
(To Be Executed By the Registered Holder
In Order To Exercise the Warrant)
     The undersigned hereby irrevocably elects to exercise the right to purchase ______ shares of Common Stock of AIRBEE WIRELESS, INC. covered by this Warrant according to the conditions hereof and herewith makes payment of the Exercise Price of such shares in full.

Signature

Address

Dated:
securities\warrant.two\
7

Exhibit 24A

Jim Dentzer

From:	Richard Sommerfeld [rsommerfeld@airbeemail.com]

Sent:	Wednesday, May 18, 2005 8:29 AM

To:	gsharer@airbeemail.com

Cc:	jdentzer@airbeemail.com; mrdmelson@aol.com; ncook@normcoinc.com; rsundaresan@airbeemail.com

Subject:	PFK Procurement & Distribution Agreement

Attachments:	PFK-Airbee Agreement v12[1].doc; PFK-Airbee Agreement Final.pdf
Gene & Jim,
I am attaching the PFK Procurement and Distribution Agreement which has been executed by PFK but not by us yet. Dan is anxious, just as I am to get this agreed and behind us so as to avoid any further disruption to the supply lines, especially with GM, Tricor, and Mile One in the pipeline. I see no hope of negotiating any further changes in the attached agreement.
A couple of observations:
1.	The contract is for the duration of 3 years and the minimum value of product to be sourced in the first year is $2.0M. Procurement minimums are calculated on 12-month periods from the date of signing, not a calendar year. Identity purchased about $2.3M of product from PFK last year, so we should be comfortable with the $2.0M minimum purchase between June 1, 2005 and May 31, 2006.

2.	There is a provision for product recalls and an adjustment to the minimum value to be sourced.

3.	There is a provision for a quality assurance program and a monthly reserve of 2% of the value of orders placed. The reserve will accrue 2% and if there is no recall, then PFK gets the balance in the reserve account. If there is a recall, then the cost of the recall to AAG (excluding penalties for loss of market or interruption of revenues), as evidenced by receipts, is covered by returning $X from the reserve. PFK must wait a full year before being eligible to collect the reserve. Until that point in time, it seems to me that the funds need to be accounted for by AAG as a “prepaid” item in current assets. I am not quite sure what we should call the offsetting account in current liabilities and will have to check with Marc on that one. Jim, do you have any constructive thoughts?

4.	The trade payable to PFK is owed by AAG and guaranteed by Airbee Wireless, Inc. However, Airbee Wireless, Inc. is not a signatory to the agreement as guarantor and I have not brought that to their attention. As I see it, such a guarantee would not be enforceable if called upon and there is no consideration and no authorized signatory on behalf of Airbee Wireless. Hence, to some degree we have ring-fenced the liability from the parent company. What PFK essentially has is a comfort letter. The next issue is to run this past the auditors because of the contingent liability disclosure issue. Is this really a contingent liability on the part of the parent for the subsidiary to be disclosed in the footnotes or would it be silent. I’m not asking for the stretching of any SFAS guidelines, but just an interpretation.

5.	We are precluded from sourcing a substitute product which is defined as “an automotive relay replacement immobilization system” from another supplier. I see that the door is wide open for Norm’s fuse-based product because it is not a relay replacement. It is a totally different product.

6.	Interestingly, Mike Parnaby did not sign on behalf of PFK, but he delegated it to Gary Stanton, the CFO. Why?

7.	As the contract takes effect from June 1, 2005, it is my interpretation that our June order would not be subject to the 40% payment with order, as that order (or part of that order) was submitted before the contract came into effect.

8.	I suggest that we get Norm Cook to draft up a QA program that will be put to PFK. Quality assurance guidelines need to be driven from our side.

9.	We need to simplify the forecasts and provide them on a rolling basis. Beware that when forecasts are
7/20/2006

made, they get locked in at varying percentages depending upon how far out we forecast. PFK really needs a better forecasting system so they can plan production because they are either unwilling or unable to procure raw materials to produce or hold finished inventory for us to call off. Dan, special attention needs to be paid to this and I don’t know if this is something that you want to entrust to Duke or not with final approval from Jim and me BEFORE orders are placed. Your thoughts please.

10.	Our ally inside PFK seems to be Andrew Austin who is the Marketing Director. He is planning a visit to Washington following his trip to the UK. I have asked that he be available in Washington on Wednesday, June 1 because of our Memorial Day holiday which is the preceding long weekend. Please plan to make yourselves available.
That’s it from me. Any further thoughts before I sign?
Regards,
Richard
Richard Sommerfeld
Chief Financial Officer
Airbee Wireless, Inc.
9400 Key West Ave.
Rockville, Maryland 20850 USA
Tel.: +1 (301) 517-1860
Fax.: +1 (301) 517-1861
STATEMENT OF CONFIDENTIALITY
The information contained in this email, including any attachments, are intended for the exclusive use of the addressee(s) named above. It may contain confidential or privileged information and should not be read, copied or otherwise used by any other person. If you are not the intended recipient, please notify the sender immediately and delete the email from your system.
7/20/2006

Exhibit 24B

AN AGREEMENT ENTERED INTO BY:

PFK ELECTRONICS (PROPRIETARY) LIMITED

AND

AIRBEE AUTOMOTIVE GROUP INC.

DEFINITION AND
INTERPRETATION:	1.

	1.1	AFSA:	The Arbitration Foundation of Southern Africa but failing its existence, or ability to act, any other entity whose object is to facilitate or conduct arbitration. That entity will be agreed between the parties but failing agreement identified by order of court.

	1.2	Agreement:	This Agreement.

	1.3	Airbee:	Airbee Automotive Group Inc., a corporation incorporated in

the State of Delaware, United States of America.

1.4	Annexure:	Annexures to this Agreement will be referred to as “Annexure A” or such letter as may be appropriate. Each annexure shall be an integral part of this Agreement.

1.5	confidential information:	Information developed by or secret to a party which is private and confidential to it and used in the course of its business, including know-how, developments, manufacturing methods, intellectual property, technology, use and unusual use of technology, production, manufacturing, training, management, marketing, responding to competitors’ initiatives, business models, business plans, business structures, business secrets, research and development methods and results, technological improvement, technological innovation, sources of supply, business contacts, knowledge of customers’ requirements, decision making procedures, sources of raw materials, strategic plans, price and pricing, turnover and profit.

1.6	domicilium:	Domicilim citandi et executandi.

The parties choose domicilium as follows:

1.6.1	PFK:	488 Umbilo Road, Durban, 4001, KwaZulu-Natal, South Africa.

1.6.2	Airbee:	9400 Key West Avenue, Suite 100, Rockville, Maryland, 20850, United States of America.

A party may change its domicilium by notice at any time.

1.7	effective date:	1st June 2005.

1.8	expert:	A person appointed for the summary resolution of certain disputes between the parties.

1.9	gender:	The attribution of a gender to a person shall be read as the attribution of the gender which is correct in the context.

1.10	intellectual property:	All intellectual property in or about product or components used in product and any derivative or upgrade of product.

1.11	interest:	Interest at the rate charged from time to time by PFK’s banker to its best corporate customers on lendings on unsecured overdraft.

1.12	law:	The laws of South Africa.

1.13	notice:	Any notice in terms of this Agreement shall be in writing. Where the notice relates to a breach of this Agreement then it shall specify the breach and call for it to be remedied within not less than thirty (30) days of receipt of notice. Any notice shall be delivered to the addressee in at least one of the following ways:

1.13.1		by fax to the addressee’s fax number current from time to time;

1.13.2		by email to the addressee’s email address current from time to time;

1.13.3		by hand to the addressee’s domicilium;

1.13.4		by hand to the addressee’s then current place of business;

1.13.5		by prepaid registered post to the addressee’s domicilium.

1.14	number:	The use of the singular will include the plural and vice versa as the context may require.

1.15	order:	An order placed by Airbee on PFK for the purchase of product.

1.16	paragraph:	Where reference is made to a paragraph to this Agreement it will be by reference to that paragraph’s distinguishing number.

1.17	parties:	The parties to this Agreement.

1.18	period:	A period of twelve (12) months. The first period shall

commence on the effective date. Two (2) further periods will follow in succession if this Agreement runs its full period.

1.19	PFK:	PFK Electronics (Proprietary) Limited registration no. 1985/000122/07, a company incorporated under law.

1.20	product:	An automotive relay replacement system more fully described in Annexure A, or more than one of them as the context may require.

1.21	product recall:	A written instruction from PFK to Airbee recalling specified product from the market owing to a product defect.

1.22	sub-headings:	Sub-headings are used in this Agreement for ease of reference and save for the first three sub-headings shall not be used in its interpretation.

1.23	substitute product:	An automotive relay replacement immobilisation system which is capable of performing all or substantially

			all of the functions of a product and which is not manufactured or supplied by PFK.

	1.24	territory:	The United States of America, Canada and Mexico.

HISTORY:	2.	PFK has agreed to sell product to Airbee for resale in the territory on the terms and conditions now recorded.

THE AGREEMENT:

INCORPORATION:	3.	The parties confirm 1 and 2 and incorporate them into this Agreement.

GRANT OF LICENCE FOR
THE TERRITORY:	4.

	4.1	PFK hereby grants to Airbee the exclusive licence to sell product in the territory.

	4.2	PFK shall not knowingly sell product to a third party for resale in the territory.

	4.3	Where Airbee believes that a third party is acting as contemplated in 4.2 it shall provide PFK with all evidence which supports that belief. Where it comes to PFK’s notice that a third party is acting as contemplated in 4.2 it will make reasonable efforts to investigate and to prevent a continuation of the resale, but subject to 4.4.

	4.4	Notwithstanding the provisions of 4.2 and 4.3 PFK may not in a particular circumstance and for legal or practical reasons be able to prevent third persons from selling product in the territory.

	4.5	PFK will, on demand, but not more frequently than twice in any twelve (12) month period provide Airbee with a certificate from PFK’s auditors which certifies that it has not sold product to a third party in the territory.

	4.6	Airbee shall not knowingly sell product to any person for use or resale outside the territory, and shall report to PFK an attempt by any such person to purchase product. PFK shall have the right to have the certificate under 6.6 extended, mutatis mutandis to state that Airbee has not made any such sale.

NO LICENCE
FEE:	5.	PFK will charge no licence fee for the licence under 4.1.

PURCHASE AND SALE OF
PRODUCT:	6.

	6.1	PFK undertakes to sell product to Airbee in such numbers as Airbee may order but subject to Annexure B.

6.2	Airbee shall purchase and pay for product in a total purchase price of not less than
US$ 2 000 000,00 (two million us dollars) in the first period, at a rate which is not lower than US$ 166 666,00 (one hundred and sixty six thousand six hundred and sixty six us dollars) per month over any consecutive six (6) month period, and not lower than an average of US$ 100 000,00 (one hundred thousand us dollars) over any consecutive three (3) month period, the first in each case commencing on the effective date.

	6.3	In each succeeding period, the first commencing after the period in 6.2, Airbee shall purchase and pay for product in a total purchase price of not less than the minimum for the immediately preceding period plus ten percent (10%) of that minimum. The increase shall also apply to the monthly minima under 6.2.

	6.4	Should there be a product recall then Airbee’s minimum purchase obligations under 6.2 or 6.3 shall be reduced by the aggregate purchase price of the product recalled plus ten percent (10%) of that aggregate and the reduction shall take effect in the month in which the recall is made.

	6.5	Airbee shall not purchase product or any substitute product for the duration of this Agreement from any person other than PFK.

	6.6	Airbee will demonstrate its adherence to 6.4 by providing PFK on demand, but not more frequently than twice in any twelve (12) month period, with a certificate from Airbee’s auditors which certifies that Airbee has not purchased or otherwise employed substitute product over the immediately preceding nine (9) month period.

PRICE:	7.

	7.1	The price payable by Airbee to PFK for product ordered in the first period is set out in Annexure C.

	7.2	After the expiry of the first period PFK shall be entitled to increase the price of product at any time in response to a demonstrated increase in the cost to PFK of their purchase (where PFK has product manufactured for it by a third party supplier) or of manufacture (where PFK manufactures the product itself), including the cost of materials and labour employed in the manufacture of product, and the

PERIOD OF
AGREEMENT:	9.	A party may terminate this Agreement on ninety (90) days’ notice provided that no such notice may be given so as to expire prior to the passing of three (3) years from the effective date, but subject to 10 and 27.

EARLY TERMINATION
OF AGREEMENT:	10.

	10.1	Airbee’s failure to purchase product consistently with 6.2 and 6.3 in any period shall entitle PFK to terminate this Agreement.

	10.2	Notwithstanding 10.1 PFK shall not terminate this Agreement until it has given Airbee notice of the breach and a statement of the amount of the shortfall and an opportunity to remedy the breach within a period of sixty (60) days. The remedy shall consist only in Airbee’s placing an order for product in the amount of the shortfall for the period in question and its immediate payment against PFK’s invoice for the value of product so ordered. The order shall be placed within seven (7) days of notice, failing which it will be of no effect.

	10.3	A party shall be entitled to terminate this Agreement on fourteen (14) days’ notice should the other party

		become unable to pay its creditors in the ordinary course of business. The inability to pay shall be evidenced by an order of court or by other official action.

	10.4	A party shall be entitled to terminate this Agreement on ninety (90) days’ notice should the parties fail to reach agreement on the price of product to be charged by PFK to Airbee at any time after the first period.

	10.5	A dispute under 10 shall be resolved by the expert.

PRODUCTION
LEAD TIME:	11.	PFK will supply orders placed by Airbee but subject to the provisions of Annexure B.

PLACING
ORDERS:	12.

	12.1	Airbee shall place orders in writing by a means of communication provided for in 1.13.1 to 1.13.4 inclusive. Each order shall be deemed placed by an authorised person (unless it is placed by a person disqualified in a prior notice given by Airbee to PFK).

	12.2	Each order under this Agreement shall oblige PFK to supply the product ordered and Airbee to pay for that product delivered in accordance with this Agreement, once PFK has accepted the order.

DELIVERY
OF ORDERS:	13.	When product which is the subject of an order is ready for delivery PFK shall inform Airbee in writing, so that Airbee can act under 8.2, and instruct its freight agent.

	13.1	Delivery of product shall take place when PFK hands it to Airbee’s nominated freight agent at PFK’s premises in Durban. Where Airbee does not nominate a freight agent, or does so but the freight agent fails or refuses to act or cannot be found, then this Agreement will constitute a power of attorney in favour of PFK to appoint a freight agent to act for Airbee and Airbee hereby ratifies and promises to ratify the performing of any act and the signing of any document necessary to make the appointment.

	13.2	The cost of delivery and insurance shall be for Airbee’s account.

	13.3	Airbee’s freight agent shall comply with PFK’s requirements with regard to documentation including without limitation DA500 and F178.

	13.4	Save where otherwise provided for in this Agreement, CIP in terms of Incoterms 2000 shall apply to delivery.

	13.5	Taxes, duties and levies on or in relation to product imported into or sold in the territory are for Airbee’s account.

PASSING
OF RISK:	14.

	14.1	Risk in product purchased and sold under this Agreement shall pass from PFK to Airbee on delivery.

	14.2	The provisions of 14.1 shall not derogate from PFK’s warranty obligations.

PASSING OF
OWNERSHIP:	15.	Ownership in product purchased and sold under this Agreement shall pass from PFK to Airbee upon payment of their purchase price.

INTEREST:	16.	An amount owed under this Agreement and not paid when due and payable shall bear interest from due date to date of payment, and shall be paid by the debtor party.

QUALITY
ASSURANCE:	17.

	17.1	PFK shall ensure that each product which it supplies to Airbee under this Agreement complies with paragraph D.1 of Annexure D.

	17.2	The parties undertake in good faith to one another that they will within three (3) months from the effective date develop and abide by a quality assurance programme to govern the quality of product purchased and sold under this Agreement.

WARRANTY:	18.

	18.1	All product purchased and sold under this Agreement shall be subject to the warranty set Out in Annexure D.

	18.2	A reference to “product” in Annexure D will include a reference to any part or component of product where appropriate in context, and reference to the warranty shall include a reference to this Agreement.

REMEDY FOR
DEFECTIVE
PRODUCT:	19.

	19.1	PFK will replace, repair or refund the price of any product found to be defective and of which it is advised within three (3) years from the date of its sale by PFK to Airbee.

	19.2	Whether a product is defective will be determined by agreement between the parties.

	19.3	PFK shall have no liability whatsoever where a product is defective owing to abuse or incorrect installation.

	19.4	A dispute under 19 shall be resolved by the expert.

DEFECTS
PROVISION:	20.

	20.1	Upon receipt of payment for product under this Agreement PFK shall set aside a provision in its accounting records in an amount equal to two percent (2%) of each such payment net of tax and any other additional cost of any nature.

	20.2	Should product suffer from any defect for which PFK is responsible and should Airbee incur any direct expense as a result, then Airbee shall be entitled to a reimbursement of that expense from the provision, but subject to 20.3 and 20.4.

	20.3	Airbee shall be entitled to claim under 20.2 up to the amount in the provision as at the date of the claim, any excess to fall away.

	20.4	At no time shall the amount of the provision exceed the total of contributions under 20.1 over the immediately preceding twelve (12) month period, any surplus to be for PFK’s account.

	20.5	At the end of each month commencing from the effective date, PFK will render an accounting to

Airbee which will show not less than the total of monies appropriated to the provision, the total of claims drawn from the provision under 20.3, the total of monies reimbursed to PFK under 20.4 and the balance if any, of the provision then remaining.

	20.6	Notwithstanding 20.5, Airbee shall not be entitled to recover any direct expense unless it completes a claim form substantially in the terms of Annexure E and PFK accepts liability on the basis of the information supplied in the claim form and on the facts and circumstances known to PFK.

	20.7	In no circumstance shall the amount of PFK’s liability to Airbee which arises as a direct or indirect result of defective product exceed the amount of the provision as it exists at the time the claim is made.

	20.8	Upon termination of this Agreement (save where it is as a result of PFK’s breach) the provision shall terminate and PFK shall be entitled to any balance which may remain at the time.

	20.9	A dispute under 20 shall be resolved by the expert.

DAMAGES:	21.	PFK’s liability for damages shall be limited to the specific provisions of this Agreement so that, without limitation, PFK shall not be liable for loss of profits, reputation, goodwill, consequential loss or costs incurred.

INTELLECTUAL
PROPERTY:	22.

	22.1	Airbee hereby acknowledges that all intellectual property vests and will continue to vest in PFK alone.

	22.2	Airbee shall not use PFK’s intellectual property in or in connection with any device or substitute product without PFK’s prior consent in writing. The giving of consent shall be in PFK’s sole discretion and may be given subject to conditions or for a royalty.

	22.3	Airbee shall inform PFK without delay should it know or suspect that PFK’s intellectual property rights are being or are likely to be breached.

CONFIDENTIAL
INFORMATION:	23.	The parties will come into possession of each other’s confidential information. Each party undertakes not to disclose that confidential information to any third party, other than as may be necessary in the ordinary course of business or where required by law, and then only with as much prior notice as is reasonably practicable.

	23.1	Upon termination of this Agreement each party shall return to the other, or at the latter’s instance destroy, any record it may have of the other’s confidential

		information. The obligation of confidentiality shall survive termination.

	23.2	Information will not be confidential where it is in the public domain by reason other than the breach of a duty of confidentiality.

	23.3	The parties shall keep the terms and conditions of this Agreement confidential save where obliged by law to make disclosure or where disclosure is necessary in the ordinary course of business. Where disclosure is made it shall be under a caution to the recipient to in turn keep it confidential.

NO
REPRESENTATION:	24.	Airbee does not represent PFK in any way and shall not hold out that it does so and may not bind PFK to any obligation.

EXPERT:	25.

	25.1	Where provided for in this Agreement either party may refer a dispute to the expert for resolution under Annexure F.

	25.2	A dispute which falls for resolution under 25.1 shall not be subject to 26.

ARBITRATION:	26.	In the event of a dispute between the parties then either party may refer the dispute for resolution by arbitration under Annexure G.

BREACH:	27.	Should a party breach this Agreement and remain in breach after notice then the aggrieved party may:

	27.1	enforce this Agreement;

		or

	27.2	where the breach is of a material term or condition, terminate this Agreement;

		and

	27.3	in an appropriate case recover damages.

SUBMISSION TO
JURISDICTION:	28.	Each of the parties hereby agrees that any award of the arbitrator or of the expert (whose award shall be deemed to be the award of an arbitrator for these purposes) may be made a judgment of any appropriate court in South Africa or in the United States of America which may be executed against its assets in any jurisdiction. Each party hereby submits to the non-exclusive jurisdiction of the appropriate courts in South Africa or the State of Delaware, United States of America.

FORCE MAJEURE:	29.

	29.1	Each party shall be excused from performing any of its obligations under this Agreement if it is impossible for the party to do so owing to force majeure or exceptional circumstances reasonably beyond that party’s control, including without limitation fault on the part of any supplier of labour, materials or product, act of God, riot, civil commotion, insurrection, war, strike or lockout, provided that it:

	29.1.1	uses its best endeavours to carry out its obligations;

	29.1.2	informs the other party by notice of all facts and circumstances relevant to its inability to perform;

	29.1.3	informs the other party on a continuing basis as the matter develops of developments and facts and circumstances relevant to its inability to perform.

	29.2	If the state of force majeure continues for a period of not less than six (6) months, either party shall be entitled to terminate this Agreement with immediate effect. After termination neither party shall have any claim against the other arising out of this Agreement or its termination, save in respect of any right accrued as at date of termination.

	29.3	Should PFK be prevented under 29.1 from supplying any order in whole or in part then Airbee’s obligations under 6.2 shall be reduced by the quantity or value of that order.

VARIATION:	30.	No variation, extension or termination of or addition to this Agreement shall be of any force or effect unless reduced to writing and signed on behalf of the parties.

NO WAIVER:	31.	No failure on the part of a party to exercise, and no delay by a party in exercising, any right under this Agreement will operate as a waiver of that right, nor will any single or partial exercise of any right under this Agreement preclude any further or other exercise of that right nor act to the exclusion of any other right.

GRANTING OF
RIGHTS:	32.

	32.1	Where a party is granted a right or remedy under this Agreement it shall be in addition to and not in substitution for any other right or remedy which that party might have in terms of this Agreement or in law, but subject to 32.2.

	32.2	32.1 shall not affect the finality of procedures and remedies under 25 and 26.

LAW OF
CONTRACT:	33.	This Agreement and any dispute arising from it or from its subject or as to its existence is subject to law.

CESSION:	34.	Neither party shall be entitled to cede, assign or transfer its rights and obligations under this Agreement without the other party’s consent in writing.

SPARE PARTS
SUPPLY:	35.	For the period of this agreement and for three (3) years after its termination for any reason other than Airbee’s breach, PFK will make all reasonable commercially sound efforts to maintain a supply of spare parts for product or to make available alternatives to product which perform a similar function.

PAYMENT OF
EXISTING DEBT:	36.

	36.1	Airbee is indebted to PFK in the sum of approximately US$180 000,00 (one hundred and eighty thousand us dollars) the precise amount to be calculated on the effective date.

	36.2	Airbee shall pay its indebtedness to PFK by means of three (3) equal installments on or before the thirtieth (30th), sixtieth (60th) and ninetieth (90th) days after the effective date;

	36.3	Should Airbee fail to make any payment under 36.2 then PFK shall be entitled to declare the full amount then outstanding to be due and payable; and

	36.4	the failure shall constitute the breach of a material term of this Agreement.

	36.5	A dispute under 36.1 shall be resolved by the expert.

FUTURE
JOINT VENTURE:	37.

	37.1	This paragraph is not binding on the parties but is intended to be an indication to each other of a hoped for future course of conduct.

	37.2	The parties intend to combine product with Airbee intellectual property with the object of making a more marketable device.

	37.3	The combination will be carried out in a joint venture between PFK and Airbee using a vehicle to be decided upon in due course.

	37.4	The intellectual property developed under 37.3 will be jointly owned by the parties in equal shares through the vehicle.

	37.5	The intellectual property will be exploited for the benefit of the parties by awarding to PFK the manufacture of devices which employ it and awarding to Airbee sales, marketing, distribution and customer support.

SURETYSHIP:	38.	This agreement is subject to the condition that Annexure H is duly signed at substantially the time of signature of this Agreement.

SIGNATURE:	39.

	39.1	The parties may sign this Agreement in different countries. If so then:

	39.1.1	each will sign an original agreement;

	39.1.2	each signed agreement will be a counterpart to the other;

	39.1.3	each signed counterpart will constitute this Agreement in duly executed form;

	39.1.4	each party will send its signed counterpart to the other for signature and retention by that other.

	39.2	The parties will liaise with each other at the time of signature under 39.1.1 in order to co-ordinate and to confirm signatures.

	39.3	The parties shall act with the utmost good faith in carrying out their obligations under 39.

39.4	The provisions of 39 shall not be interpreted as a pre agreement undertaking to sign this Agreement.

SIGNED by PFK at DURBAN

on this 17 day of MAY 2005.

AS WITNESSES:

1. [ILLEGIBLE]

2. [ILLEGIBLE]	BY:	/s/ Gary Stanton

	NAME:	GARY STANTON
	TITLE:	FINANCIAL DIRECTOR
DULY AUTHORISED

SIGNED by AIRBEE at

on this 19 day of MAY 2005.

AS WITNESSES:

1. [ILLEGIBLE]

2. [ILLEGIBLE]	BY:	/s/ [ILLEGIBLE]

	NAME:	[ILLEGIBLE]
	TITLE:	Chief Financial Officer
DULY AUTHORISED

ANNEXURE A
(PARAGRAPH 1.20)
PRODUCT

A.1	The product is a combination of components consisting of a personal identifier and an automotive relay replacement immobiliser.

A.2	The personal identifier is described below but it may be replaced or supplemented by an upgraded version at PFK’s instance.

A.3	The automotive relay replacement immobiliser may be any of those described below, any of which may be replaced or supplemented by an upgraded version at PFK’s instance.

Identity	Identity	PFK
Part	Description	Part	PFK Description	Product Definition
ID-PI	REMOTE — Motion Activated — “Personal Identifier”	946000	AUTO REMOTE IDENTITY	A portable transmitter device capable of transmitting an immobilisation control signal to a component consisting of an automotive relay replacement immobilisation unit on detection of movement of the device or when the transmitter button on the device is pressed.

R-S-1	RELAY IMMOBILISER (6.3MM Black) S Het	924006	AUTO RELAY IMMOBILISER	A component consisting of an automotive relay replacement immobilisation unit that physically performs the functions of the replaced relay which is immobilised under specific conditions. The unit contacts are 6.3mm wide and size is the same as a standard 30 Amp automotive relay

R-S-2	RELAY IMMOBILISER (2.8MM Black) S Het	924004	AUTO RELAY IMMOBILISER	A component consisting of an automotive relay replacement immobilisation unit that physically performs the functions of the replaced relay which is immobilised under specific conditions. The unit contacts are 2.8mm wide and size is the same as a standard 30 Amp automotive relay

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Identity	Identity	PFK
Part	Description	Part	PFK Description	Product Definition
R-S-3	1/2 Size — RELAY IMMOBILISER (4.8MM / 6.3MM Black) S Het	948000	AUTO RELAY IMMOBILISER	A component consisting of an automotive relay replacement immobilisation unit that physically performs the functions of the replaced relay which is immobilised under specific conditions. The unit contacts are 4.8/6.3mm wide and the size is half the size of the R-S-1 unit.

R-S-4	1/2 Size — RELAY IMMOBILISER (2.8MM Gray) S Het	947000	AUTO RELAY IMMOBILISER	A component consisting of an automotive relay replacement immobilisation unit that physically performs the functions of the replaced relay which is immobilised under specific conditions. The unit contacts are 2.8mm wide and the size is half the size of the R-S-2 unit.

A.4	PFK shall have the right to upgrade product and to change components in or methods of manufacture of product provided:

A.4.1	that there is no diminution in the utility of the product for Airbee’s purposes as compared with the product as at the date of signature of this Agreement;

A.4.2	PFK gives Airbee notice of every change and an indication of its effect on the performance of product and an assurance that there will be no diminution in performance.

ANNEXURE B
(PARAGRAPHS 6.1 & 11)
ORDERS FOR PRODUCT

B.1	Within the first seven (7) days of each month, Airbee shall provide PFK with a written four (4) month forecast of its purchases of product, divided month by month, and commencing with the month immediately following the month in which the forecast is made.

B.2	Airbee shall place each order in writing. Should Airbee attempt to place a verbal order, it will be of no effect until reduced to writing.

B.3	PFK shall respond to an order under B.1 by sending a pro forma invoice to Airbee for signature and return to signify confirmation of the order.

B.4	PFK shall have the right to fill an order in part or not at all when prevented from filling the order by a shortage of materials, labour or production capacity, or through force majeure.

B.5	In the event of a shortage under B.4 PFK shall inform Airbee by notice within three (3) business days from the date of receipt of the order in question, at the same time advising when, if at all, delivery of the product will be possible. Within three (3) business days of its receipt of that notice Airbee shall have the right to cancel the order in question, failing which PFK shall deliver it as soon as reasonably possible, unless in its notice PFK stated that it will be unable to deliver at all.

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B.6	Any forecast under B.1 shall be:

B.6.1	fixed and immutable and shall constitute an order with regard to the first one (1) month period;

B.6.2	fixed and immutable and shall constitute an order as to sixty percent (60%) of the order for the second month;

B.6.3	fixed and immutable and shall constitute an order as to forty percent (40%) of the order for the third month.

B.7	Each forecast under B.1 shall be fully itemised and shall identify precisely the product forecast.

ANNEXURE C
(PARAGRAPH 7.1)
PRICE OF PRODUCT
The prices of product during the first period shall be as follows:

Identity		PFK		New
Part	Identity Description	Part	PFK Description	Sell
ID-PI	REMOTE — Motion Activated — “Personal Identifier”	946000	AUTO REMOTE IDENTITY	$8.30

R-S-1	RELAY IMMOBILISER (6.3MM Black) S Het	924006	AUTO RELAY IMMOBILISER 6.3MM	$11.76

R-S-2	RELAY IMMOBILISER (2.8MM Gray) S Het	924004	AUTO RELAY IMMOBILISER 2.8MM	$11.76

R-S-3	1/2 Size — RELAY IMMOBILISER (4.8MM / 6.3MM Black) S Het	948000	AUTO RELAY IMMOBILISER	$12.24

R-S-4	1/2 Size — RELAY IMMOBILISER (2.8MM Gray) S Het	947000	AUTO RELAY IMMOBILISER	$12.24

ANNEXURE D
(PARAGRAPHS 17.1 & 18)
LIMITED WARRANTY
D.1	PFK warrants that the product which it supplies under this Agreement will be free from material defects in material and workmanship for a period of three (3) years from the date of delivery save for that component which consists in a personal identifier, in respect of which the period will be two (2) years, but exclusive of batteries, for which there is no warranty. Where PFK repairs a personal identifier it will return it to Airbee in new condition. If in PFK’s judgment this necessitates the replacement of the plastic shell then its cost shall be for Airbee’s account.

D.2	Should a defect occur in product then Airbee shall give PFK notice of that defect within one week after Airbee’s discovery of same.

D.3	PFK’s sole obligation and liability under this warranty shall be to replace, repair or refund the price of the defective product, the choice being in PFK’s sole discretion.

D.4	Upon request by PFK, Airbee shall immediately return the product claimed to be defective, to PFK at Airbee’s expense. PFK shall bear the cost of shipping repaired or replaced product to Airbee.

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D.5	PFK shall have no liability under this warranty for any product which has been subject to misuse, accident, negligence or failure through surge of electric power, or to modification without PFK’s prior written consent. Final determination of warranty eligibility shall be made by PFK. If a warranty claim is considered invalid Airbee shall be liable for services performed and expenses incurred by PFK in handling and shipping the returned product.

D.6	PFK does not guarantee interfacing compatibility of product with any third party equipment (other than as contemplated in this Agreement), regardless of any standards which may be applicable. Connecting third party equipment to any product may cause damage or render either inoperative.

D.7	PFK shall have no liability for consequential or indirect loss suffered by Airbee or its customer and Airbee hereby waives and abandons any right which it may have to claim damages from PFK or to join PFK as a defendant in any action for damages which may be brought against Airbee by reason, direct or indirect of any defect in any product, and indemnifies PFK against any claim for damages which may be made against it by Airbee’s customer by reason direct or indirect of any defect in any product.

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D.8	This warranty constitutes PFK’s sole liability and Airbee’s sole remedy with regard to product and is in lieu of all other warranties, liabilities, remedies and common law rights. PFK disclaims all warranties, express or implied, statutory or common law, including any warranty of merchantability or fitness for a particular purpose.

D.9	The provisions of D.8 are subject to the further provisions of this Agreement.

ANNEXURE E
(PARAGRAPH 20.6)
CLAIM FORM
The parties record that it is in their mutual best interests to have all available information passed on to PFK about defective product. Airbee shall however give at least the following information about any product claimed to be defective:
E.1	A description of the defect.

E.2	The name and contact particulars of the customer who reported the defect.

E.3	The serial number of the product.

E.4	Ths conditions including environmental conditions under which the product exhibited a defect.

and

Where Airbee incurs direct costs envisaged in the Agreement in dealing with the customer’s complaint:

E.5	Particulars of those costs including supporting receipts.

ANNEXURE F
(PARAGRAPH 25.1)
EXPERT
F.1	The expert shall be appointed by agreement between the parties but failing agreement by the arbitrator, in which latter event he shall have such qualifications and experience as may be appropriate to the subject of the dispute.

F.2	The parties shall co-operate with the expert in providing him with all necessary information, documents and records as may be in their possession or under their control.

F.3	The parties shall be entitled to make written representations to the expert.

F.4	The expert shall be entitled to rely on information which he gathers independently of the parties provided that he discloses it to the parties and gives them an opportunity to respond to it, and shall be entitled to call for evidence, and to question witnesses.

F.5	The expert shall be entitled to adopt any procedure for his work but subject to F.6.

F.6	The expert shall be bound by the rules of natural justice.

F.7	Absent manifest error, the award of the expert shall be final and binding on the parties.

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F.8	The expert shall be obliged to give reasons for his award.

F.9	Should the expert not act timeously after reasonable notice, or fail to make an award then his appointment may be terminated by agreement between the parties but failing agreement by the arbitrator on the application of a party.

F.10	In the event of termination under F.9 another expert shall be appointed.

F.11	The parties shall bear the expert’s costs in equal shares and shall pay him in advance should he so require.

F.12	The expert may incur expenses with the prior consent of the parties.

F.13	The expert shall act in a summary manner and make his award without delay.

F.14	A counter claim shall be treated as a claim.

F.15	Should there be a disagreement as to whether a dispute should be resolved by the expert, then an expert shall be appointed for the purpose of its resolution. Should the expert find that the matter does qualify as a dispute to be so resolved by an expert, then he shall proceed to resolve the dispute himself.

F.17	The expert shall carry out his duties in Durban, save to the extent that he may find it necessary to conduct some part of them elsewhere.

ANNEXURE G
(PARAGRAPH 26)
RULES OF ARBITRATION
G.1	The arbitrator shall be appointed by agreement between the parties but failing agreement shall be appointed by AFSA on the application of either party.

G.2	These rules of arbitration may be supplemented where necessary (by agreement between the parties or on the award of the arbitrator made at the instance of party) by rules of AFSA.

G.3	The party alleging a breach or dispute shall do so in writing and deliver a copy to the arbitrator and to the other party.

G.4	The party against whom the allegation is made shall respond in writing within fourteen (14) days of receiving delivery under G.3.

G.5	The writing under G.3 and G.4 shall contain sufficient particularity to enable the arbitrator to understand the facts and basis of claim and defence, and the arbitrator may call for further particulars to either or both documents.

G.6	The arbitrator shall be entitled to make a decision on the documents referred to above or may in his discretion call for evidence in which event each party shall be entitled to call witnesses and to cross examine witnesses called by the other party. In the event of no response under G.4 then the arbitrator shall proceed without the response.

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G.7	Each party shall make discovery of all documents and records of every kind which are in its possession or under its control.

G.8	The arbitrator shall have the right to determine the procedure which he will follow, subject only to the rules of natural justice.

G.9	The arbitrator will make his finding in the shortest time possible, the parties recording that it is their intention that there should be a quick resolution of the matter.

G.10	The arbitrator shall award the costs incurred by the successful party against the unsuccessful party. The costs shall be those costs which the arbitrator determines as having been reasonably incurred in prosecuting or defending any allegation, and the arbitrator shall, if requested by either party, determine the amount or method of calculation of costs.

G.11	Any hearing or other proceeding under these rules shall be held in Durban.

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G.12	The arbitrator’s award shall constitute an award made by an arbitrator under the Arbitration Act No. 42 of 1965 and shall be capable of being made an order of court.

G.13	All evidence (including documents, submissions, and testimony), rulings and awards shall be private and confidential, and not revealed to others not directly involved in the dispute.

G.14	A counterclaim shall be treated as a claim, but shall be dealt with in the same proceedings.

ANNEXURE H
(PARAGRAPH 38)
SURETYSHIP
AIRBEE WIRELESS INC. (the surety) hereby binds itself to PFK ELECTRONICS (PROPRIETARY) LIMITED (the creditor) as surety for and co-principal debtor with AIRBEE AUTOMOTIVE GROUP INC. (the debtor) for the due performance by the debtor of every obligation without exception which is owed by the debtor to the creditor or which may hereafter become owed by the debtor to the creditor and which arises from the Agreement to which this suretyship is an annexure.
This deed of suretyship is of a continuing nature to correspond with a continuing relationship between the debtor and the creditor.

SIGNED at

on this day of	2005.

AS WITNESSES:

1.

2.

FOR THE SURETY
DULY AUTHORISED

Exhibit 24C

Exhibit 24D
TERMINATION AND RELEASE AGREEMENT
     THIS TERMINATION AND RELEASE AGREEMENT (this “Termination Agreement”) is made and shall be effective as of December 6, 2005 by and between AIRBEE AUTOMOTIVE GROUP, INC. (the “Airbee Automotive”) and PFK Electronics (Pty.), Ltd. (“PFK”).
RECITALS
     WHEREAS, Airbee Automotive and PFK entered into that certain agreement (the “Distribution Agreement”) dated effective June 1, 2005 related to the sale and distribution of PFK’s automotive relay system (the “Product”).
     WHEREAS, under the Distribution Agreement Airbee Automotive agreed to be the exclusive distributor of the Product in the United States, Canada and Mexico and PFK agreed to sell the Product only to Airbee Automotive provided Airbee Automotive purchased a certain minimum supply of the Product pursuant to the terms of the Distribution Agreement.
     WHEREAS, now Airbee Automotive and PFK have each determined that it would be in each of their best interest to terminate the Distribution Agreement and release each other from any and all claims and obligations that both may have in connection with the Distribution Agreement.
AGREEMENT
     NOW THEREFORE, in consideration of the mutual promises and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
     1. Adoption of Recitals. The above recitals are true and correct and are incorporated into this Termination Agreement by reference.
     2. Termination. The Distribution Agreement between Airbee Automotive and PFK is hereby terminated and of no force and effect and neither party shall have any further obligations to one another arising from or relating to the Distribution Agreement except as set froth in this Termination Agreement.
     3. Release. EXCEPT FOR THE OBLIGATIONS SET FORTH IN THIS AGREEMENT, AND IN EXCHANGE FOR THE VALUABLE CONSIDERATION SET FORTH IN THIS AGREEMENT, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, PFK, ON ITS BEHALF AND ON BEHALF OF EACH OF ITS PAST AND/OR PRESENT COMPANIES, SUCCESSORS, ASSIGNS AND RELATED CORPORATIONS, ASSOCIATIONS, PERSONS, ENTITIES, PREDECESSORS, PARENTS, SUBSIDIARIES, AFFILIATES OR DIVISIONS OF ANY OF THE FOREGOING (HEREINAFTER REFERRED TO AS THE “PFK PARTIES”), HEREBY RELEASES AND FOREVER DISCHARGES AIRBEE, AND EACH OF ITS PAST AND/OR PRESENT PARENTS, SUBSIDIARIES, AFFILIATES, PREDECESSORS, SUCCESSORS, OWNERS,

EMPLOYEES, OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, ASSIGNS, AND RELATED CORPORATIONS, ASSOCIATIONS, PERSONS, ENTITIES, PREDECESSORS, PARENTS, SUBSIDIARIES, AFFILIATES OR DIVISIONS OF ANY OF THE FOREGOING (HEREINAFTER REFERRED TO AS THE “AIRBEE PARTIES”) OF AND FROM ALL OBLIGATIONS, ACTIONS, CAUSES, CAUSES OF ACTION, CLAIMS AT LAW OR IN EQUITY, SUITS, DEBTS, LIENS, ENCUMBRANCES, CONTRACTS, AGREEMENTS, PROMISES, LIABILITIES, DEMANDS, DAMAGES, LOSSES, COSTS OR EXPENSES OF ANY NATURE WHATSOEVER, KNOWN OR UNKNOWN, FIXED OR CONTINGENT, WHICH ANY OF THE PFK PARTIES NOW HAS OR EVER HAS HAD AGAINST ANY OF THE AIRBEE PARTIES, INCLUDING, WITHOUT LIMITATION, ANY AND ALL CLAIMS FOR THE FOLLOWING: ANY FORM OF COMPENSATION; ANY COSTS; ANY ATTORNEY’S FEES; ANY COMMISSION, BONUS, OR BENEFITS OF ANY KIND; ANY DAMAGES OR LIABILITIES OF EVERY NATURE AND DESCRIPTION EITHER DIRECT OR CONSEQUENTIAL; ANY AND ALL ACTIONS, CHARGES, OR CLAIMS ARISING UNDER ANY FEDERAL, STATE OR LOCAL STATUTE, LAW, ORDINANCE OR REGULATION. PFK ACKNOWLEDGES AND AGREES THAT NONE OF THE AIRBEE PARTIES SHALL HAVE ANY OBLIGATION TO CONSIDER THEM WHATSOEVER. PFK ACKNOWLEDGES AND AGREES TO THIS RELEASE VOLUNTARILY; NO ONE IS MAKING OR FORCING PFK TO ENTER INTO IT. PFK ACKNOWLEDGES AND AGREES THAT IT HAS READ AND FULLY UNDERSTANDS THIS RELEASE. PFK ACKNOWLEDGES AND AGREES THAT HE HAS BEEN ADVISED TO, AND HAS HAD AN OPPORTUNITY TO, CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS RELEASE. PFK ACKNOWLEDGES AND AGREES THAT THIS RELEASE IS A COMPLETE RELEASE OF ANY AND ALL EXISTING CLAIMS, KNOWN OR UNKNOWN, THAT PFK MAY HAVE AGAINST AIRBEE OR ANY OF THE AIRBEE PARTIES.
     (a) Entire Agreement. This Termination Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and may not be modified or amended except in a writing signed by all parties hereto.
     (b) Notices. All notices, requests, demands, instructions, consents or other communications required or permitted to be given under this Termination Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered personally, or (b) two (2) business days after delivery by an internationally recognized express courier service, postage or delivery charges prepaid, to the parties at the following addresses or to such other addresses as the parties may give notice in accordance herewith:

2

If to Airbee:	Airbee Automotive Group
9400 Key West Avenue
Rockville, Maryland 20850
Attn: E. Eugene Sharer

If to PFK:	PFK Electronics (Pty) Ltd.
P.O. Box 3660
Durban Kwazulu Natal, South Africa
488 Umbilo Road Durban
Attn: M.B. Parnaby
     (c) Enforcement Costs. If any legal action or other proceedings is brought for the enforcement of this Termination Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Termination Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees, court costs and all expenses (including, without limitation, all such fees, costs and expenses incident to post-judgment and alternative dispute resolution proceedings), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.
     (d) Law; Jurisdiction; Venue; Service of Process. This Termination Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, determined without regard to provisions of conflicts of laws. As a material inducement for each party to enter into this Agreement, if a party hereto elects to commence any legal action or proceeding which arises from or relates to this Termination Agreement, then such action or proceeding shall be filed by such party, and venue for such proceeding shall exclusively lie, in the state court of proper subject matter jurisdiction located in the State of Delaware, and each party hereto hereby waives any claim or defense of lack of personal jurisdiction or inconvenient forum as a result of such jurisdiction and venue.
     (e) Counterpart Signature. This Termination Agreement may be executed in counterparts and by telecopier, each of which, when executed and delivered, shall constitute an original but all counterparts shall together constitute one and the same instrument.

3

     IN WITNESS WHEREOF, each party hereto execute this Termination Agreement as of the date and year set forth below its name.

AIRBEE AUTOMOTIVE GROUP, INC.

By: Name:	/s/ E. Eugene Sharer E. Eugene Sharer, Director
Date:	December 6, 2005

PFK ELECTRONICS (PTY.) LTD.

By:
Name:
Date:

4

Exhibit 24E

7.	Should you fail to pay under 6 then we will terminate this agreement and recover damages.

8.	16 of the agreement provides for the charging of interest, which we will recover from you in addition to the sums already demanded above.
We await your official response regarding the subject of this correspondence.
Yours Faithfully
Mike Parnaby
Managing Director
PFK Electronics (Proprietary) Limited

Exhibit 24F

Exhibit 24G
January 5, 2006
Mike Parnaby
Managing Director
PFK Electronics (Pty) Ltd.
PO Box 3660
Durban 4000 KZN
South Africa
Re: PFK Electronics and Airbee Automotive Group
Dear Mr. Parnaby,
In response to your letter dated November 22, 2005, which arrived here on December 29th, and your fax of January 4, 2006, we were under the impression that the Termination and Release Agreement dated December 6, 2005 (copy attached) that we signed and sent to Andrew Austin resolved this matter.
Our lawyers revised PFK’s proposed Termination and Release Agreement to conform to US laws. It is in all material respects identical to the agreement PFK sent us. We signed the agreement and sent to PFK for review and execution. Absent any objection or further communication from PFK regarding the revised Termination and Release Agreement, we assumed it had been signed and would be returned to us in due course. We view your January 4th fax, therefore, as indicative of bad faith negotiating by PFK.
In view of the foregoing, we reject PFK’s Notice of Termination and request that you execute the Termination and Release Agreement as PFK originally indicated it would.
Sincerely,
E. Eugene Sharer
President and Chief Operating Officer
Airbee Wireless, Inc.
cc:  Christopher Davies, Esquire
Enclosure: Termination and Release Agreement

Exhibit 24H

19-Apr-05	2657	P	38,445.65	12,631.75
20-Apr-05	2660	P	12,631.75	0.00
19-Jan-05	241060	I	13,243.15	13,243.15
20-Apr-05	2660	P	13,243.15	0.00
25-Jan-05	241489	I	22.049.70	22,049.70
20-Apr-05	2660	P	11,757.38	10,292.32
25-Apr-05	2663	P	10,292.32	0.00
7-Feb-05	242659	I	500.00	500.00
25-Apr-05	2663	P	500.00	0.00
10-Feb-05	242947	I	27,299.15	27,299.15
25-Apr-05	2663	P	19,207.58	8,091.47
29-Apr-05	2668	P	8,091.47	0.00
23-Feb-05	244085	I	63,406.40	63,406.40
24-Feb-05	244197	C	-55,246.55	8,159.85
29-Apr-05	2668	P	8,159.85	0.00
23-Feb-05	244086	I	16,435.00	16,435,00
29-Apr-05	2668	P	16,435.00	0.00
25-Feb-05	244303	I	21,625.00	21,625.00
29-Apr-05	2668	P	21,625.00	0,00
25-Feb-05	244306	I	382.16	382.16
29-Apr-05	2668	P	332.16	0.00
11-Mar-05	244506	I	27,680.00	27,680,00
29-Apr-05	2668	P	7,571.17	20,108.83
9-May-05	2677	P	20.108.83	0.00
11-Mar-05	244507	I	5,190.00	5,190,00
9-May-05	2677	P	5,190.00	0.00
14-Mar-05	245653	I	607.15	607.15
9-May-05	2677	P	607.15	0.00
24-Mar-05	246511	I	8,901.86	8,901.86
9-May-05	2677	P	6,142.41	2,759.45
20-May-05	2679	P	2,759.45	0.00
3l-Mar-05	246867	I	34,880.00	34,880.00
20-May-05	2679	P	34,880.00	0.00
31-Mar-05	246868	I	6,487.50	6,487.50
20-May-05	2679	P	6,487.50	0.00
1-Apr-05	246954	I	634.45	634.45
20-May-05	2679		634.45	0.00
8-Apr-05	247668	I	25,720,00	25,720.00
20-May-05	2679	P	25,720.00	0.00
8-Apr-05	247669	I	17,300.00	17,300.00
20-May-05	2679	P	15,694.85	1,605,15
23-May-05	2681	P	1,605.15	0.00
8-Apr-05	247707	I	700.95	700.95
23-May-05	2681	P	700.95	0.00
12-Apr-O5	247920	I	8,650.00	8,650.00
23-May-05	2681	P	8,650.00	0.00
12-Apr-05	247979	I	291.62	291.62
23-May-05	2681	P	291.62	0.00
15-Apr-O5	248218	I	25,950.00	25,950.00
23-May-05	2681	P	25,950.00	0.00
15-Apr-05	248268	I	475.90	475.90
23-May-05	2681	P	475.90	0.00

20-Apr-05	248615	I	24,500.00	24.500.00
23-May-05	2681	P	24,500.00	0.00
20-Apr-05	248616	I	8,650.00	8,650.00
23-May-Q5	2681	P	2.243.38	6,406.62
26-May-05	2688	P	6,406.62	0.00
22-Apr-05	248951	I	532.35	532.35
26-May-05	2688	P	532.35	0.00
25-Apr-05	248982	I	26,480.00	26,480.00
26-May-05	2688	P	8,587.98	17,892.02
25-Apr-05	249023	I	421.70	18,313.72
30-Apr-05	249401	I	34,965.00	53,278.72
3-May-05	249491	I	2,749.64	56,028.36
17-May-05	249491	C	-1,176.40	54,851.96
6-May-05	249866	I	31,850.00	86,701.96
6-May-05	249867	I	14,576.30	101,278.26
17-May-05	249867	C	-458.45	100,819.81
13-May-05	250372	I	17,150.00	117,969.81
13-May-05	250373	I	61,390.70	179,360.51
20-May-05	250988	I	60,559.45	239,919.96
20-May-05	251003	I	879.85	240,799.81
25-May-05	251371	I	16,940.65	257,740.36
25-May-05	251384	I	614.28	258,354.64
SUMMARY OF PAYMENTS RECEIVED & DUE:
PAYMENTS DUE

APRIL	53,278.72
MAY	205,075.92

TOTAL	258,354.64
PAYMENT RECEIVED DETAILS:

PAID MAY	2688	15526.95
PAID MAY	2681	64417
PAID MAY	2679	86176.25
PAID MAY	2677	32048.39
PAID APRIL	2668	62264.65
PAID APRIL	2663	30,000.00
PAID APRIL	2660	37,632.28
PAID APRIL	2657	38,445.65

PAID APRIL	2655	49,657.00
PAID MARCH	2648	46,356,00
PAID MARCH	2643	9,810.25
PAID MARCH	2630	40,000.00
PAID FEBRUARY	2612	200,000.00
PAID JANUARY	2607	40,000.00
PAID JANUARY	2600	50,000.00

Exhibit 24I

Fax Message

To	:	PFK Electronics	Date : 7/6/06
Attention	:	Andrew Austin
Fax Number	:	011-27-31-2054324
From	:	Jim Dentzer, Controller
Reference	:	Identity, Inc.
This message contains 1 page, including the cover page. Transmission is intended only for the addressee and may contain confidential information. If you are not the intended recipient, you are hereby notified that any copying or distribution of this communication is strictly prohibited. Should transmission be incomplete or if you are not the intended recipient, please telephone +1 (301) 517-1882 immediately. Thank you.
Message:
Andrew,
We recently received a statement of account for Identity. I am somewhat perplexed by it since (a) PFK is aware the merger between Identity and Airbee Wireless, Inc. was rescinded (i.e., the parties returned to status quo ante) in August 2005 and (b) we received invoices from PFK and your shipping company throughout the latter half of 2005 so we know there was activity on this account that is not reflected in this statement but should be.
If there is to be any hope of resolution of this matter, we require two things. First, we would like a complete statement of the Identity account from beginning to end, in particular showing all transactions after May 25, 2005. Second, the fax transmission of the executed contract you sent us last October 28, 2005 was not completed due to a power interruption on our end. We received everything through the signature page but none of the annexures. We would like to have a complete set.
You may fax these items to me at our fax number listed above. If it would be more convenient, please email a PDF version of the executed agreement and the account statement in an Excel file to me. My email address is identzer@airbeemail.com.
Thanks,
Jim Dentzer
Controller
Airbee Wireless, Inc.
Corporate Office: 9400 Key West Ave., Suite 100, Rockville, Maryland 20850, USA
www.airbeewireless.com

Exhibit 24J

Sharer (Airbee)

From:	Sharer (Airbee) [gsharer@airbeemail.com]
Sent:	Wednesday, July 12, 2006 10:02 AM
To:	’mike@pfk,co.za’
Cc:	’garys@pfk.co.za’
Subject:	Attached message
Attachments:	PFK Fax scanned.doc
Mike-
We sent a fax to Andrew Austin a few days ago and have received no response. I attached it for your attention. I understand that Andrew is no longer with your firm and respectively request you have someone respond instead. We are responding to a comment from the Securities and Exchange Commission here in the US on a related matter. Would you please respond by Friday of this week?
Regards,
Gene Sharer
President and Chief Operating Officer
301-517-1864
Fax: 301-517-1861
gsharer@airbeemail.com